03010027

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
2/13/03

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-15016

MDS

MDS INC.
(Translation of registrant's name into English)

100 International Boulevard
Toronto, Ontario Canada M9W 6J6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDS INC.

Date February 13, 2003

By: /s/ Peter E. Brent
Peter E. Brent, Sr. Vice-President and General Counsel and Corporate Secretary

Documents Included as Part of this Report:

No.	Document
1.	Annual Report
2.	Management Discussion & Analysis (Annual Report Financial Review)
3.	Notice of Meeting and Management Proxy Circular
4.	Form of Proxy
5.	Confirmation of Mailing

MDS

Science advancing health

GROWTH + VALUE

2002 ANNUAL REPORT



OUR NEXT 10 YEARS

A growing presence in international markets

	1992	2002
Other International	22%	24%
United States	23%	39%
Canada	55%	37%



1992
$459 million

2002
$1.8 billion

MDS is one of Canada's top 50 exporters and R&D spenders.

Our Customers & Partners

Our Life Sciences customers include many of the world's leading pharmaceutical and biotech companies:

Abbott, Allegiance Healthcare, Amersham, Amgen, Apotex, Baxter Healthcare, Becton Dickinson, Bristol-Myers Squibb, Daiichi Radioisotope Laboratories, Glaxo, IDEC Pharmaceuticals, Johnson & Johnson, Nihon Medi-Physics, Novartis, Pfizer, Sankyo, Schering, Takeda, TAP, 3M, Tyco Health Care-Mallinckrodt

At MDS, our operations are broadly international, with a strong and growing presence in the advanced health care markets of North Americ Europe, and Asia Pacific.

From our operations and businesses in Canada and around the world, we serve markets wl are truly global: over 60% of our sales are in and to markets outside of Canada and we are global market leader in a number of important niches in the health, pharmaceutical and biotechnology markets we serve.

Our Customers & Partners

Our Health customers and partners include hospitals and providers of health care funding:

Baptist Memorial Healthcare Corporation-Memphis, Calgary Health Region, Duke University Health System, Government of British Columbia, Government of Ontario, HCA Hospitals in Florida and Georgia, University Health Network-Toronto



Our Customers & Partners

Abgenix, Harvard Partners, IBM

MDS, SCIEX, MDS Proteomics, Oncentra and DrugMatrix are registered trademarks of MDS Inc. or its subsidiaries.

MDS Sciex markets its instruments under the brand names "Applied Biosystems I MDS Sciex" and "Perkin Elmer Sciex" through its joint venture partners, Applied Biosystems, a business of Applera Corporation, and EG&G Inc., respectively.

All dollar figures are in Canadian funds unless otherwise stated.

MDS

MDS is an international health and life sciences company, helping customers in the pharmaceutical and biotechnology sector speed the process of drug development, while helping health care providers in the prevention, rapid diagnosis and treatment of disease. With over 10,000 employees in 25 countries, MDS businesses have achieved leadership in strong regional and global markets. We are a leading global provider of drug discovery and development solutions, highly sensitive analytical instruments, medical isotopes, gamma sterilization technology, and oncology information management systems, and we are Canada's leader in laboratory services, specialized/esoteric testing, and distribution of medical products. As well, we are a leading developer of proteomics technology and we are a leading investor in medical technologies in North America.

MDS operates in three segments—Life Sciences, Health and Proteomics.

Our Products & Services	Our Businesses	% of MDS Revenues
We help pharmaceutical and biotech companies and manufacturers of medical products by providing:		
> Drug discovery and development services	> MDS Pharma Services	28%
> Highly sensitive analytical instrumentation	> MDS Sciex	12%
> Medical isotopes used in diagnostic and radiotherapeutic applications	> MDS Nordion	19%
> Radiation treatment and information management for oncology		
> Sterilization technology for medical and consumer products		

Health

Our Products & Services	Our Businesses	% of MDS Revenues
We help in the prevention, rapid diagnosis and treatment of disease by providing:		
> Broad access to a full range of clinical, anatomical, esoteric and genetic laboratory information	> MDS Diagnostic Services	30%
> Transformation and management of hospital laboratories under contract and through joint ventures	> Source Medical	11%
> Development of highly sophisticated, automated laboratories		
> Distribution of medical products to hospitals and other health care institutions		

Our Products & Services	Our Businesses	% of MDS Revenues
Focused on providing functional proteomics services to pharmaceutical and biotech companies	> MDS Proteomics	not material

At MDS, our vision is to build an enduring health and life sciences company, making a distinctive contribution to the health and well-being of people around the world. We do this by providing our customers—pharmaceutical and biotechnology companies and health care providers—with products, services and information for the prevention, diagnosis and treatment of disease.

TABLE OF CONTENTS

Through long-term planning and ongoing evolution, we have delivered consistently strong results and we have built considerable shareholder value, with fourfold growth over the past decade—and the decade before that, and the decade before that. We are a different company than we were 10 years ago, more multidisciplined with a broader customer base and leadership in a number of new and important markets. Our vision is clear, and so is our commitment to building shareholder value. We believe we will continue to deliver 15% annual growth in earnings and revenues over the next decade because we are strongly and uniquely positioned in the dynamic growth markets of today and of tomorrow.

Years ended October 31	2002	2001	2000
FINANCIAL RESULTS (millions of Canadian dollars)			
Revenue	**$ 1,792**	$ 1,636	$ 1,435
Operating income	**$ 212**	$ 154	$ 178
Net income	**$ 105**	$ 73	$ 110
PER SHARE			
Earnings per share—basic	**$ 0.75**	$ 0.52	$ 0.86
Earnings per share—core businesses*	**$ 1.02**	$ 0.70	$ 0.75
FINANCIAL POSITION (millions of Canadian dollars)			
Total assets	**$ 2,542**	$ 2,402	$ 2,372
Shareholders' equity	**$ 1,354**	$ 1,243	$ 1,185
Long-term debt	**$ 615**	$ 553	$ 551

* Core businesses include Life Sciences and Health. See page five of 2002 Financial Review for details.

Life Sciences

MDS Pharma Services

> Established an exclusive, strategic clinical research partnership with Japan's largest pharmaceutical company, Sankyo Pharma

> Secured two large global clinical research contracts totalling $80 million over six years

> Established Drug Development Programs service to leverage our scientific and regulatory expertise across our full spectrum of services

> Expanded our global facilities in Hamburg, Germany; Zurich, Switzerland; Neptune, New Jersey; and Phoenix, Arizona

> Launched DrugMatrix™—a highly unique, industry-leading chemogenomics database developed in partnership with Iconix

MDS Nordion

> Zevalin—the first FDA approved radiotherapeutic, for which we provide the yttrium–90, was approved for Medicare reimbursement

> Received approval to resume low-power commissioning of MAPLE 1 reactor

> Introduced Oncentra™—a cancer treatment planning system

> Sold our high-dose radiation (HDR) brachytherapy business to Varian Medical Systems for $17 million

> Installed additional capacity for cobalt–60 production at Ontario Power Generation's Pickering Nuclear Generating Station B

MDS Diagnostic Services

> Announced a collaborative alliance with ARUP, a leading esoteric testing laboratory, to provide esoteric testing services for our US hospital joint ventures

> Launched esoteric tests including sirolimus—a test useful in managing organ rejection in kidney transplant patients, and PTH CAP/CIP Ratio—a new test for measuring parathyroid function

Source Medical

> Launched "SMCe™"—Canada's first on-line medical/surgical catalogue

MDS Matrx

> Divested of MDS Matrx—a small medical distribution business in Buffalo, New York, in a management buyout of the business

At MDS we maintained our long-term growth pace with a strong performance in fiscal 2002. Revenues climbed by 10% to the record level of $1.8 billion, with significant contributions from our pharmaceutical research business, where markets rebounded strongly, and from our analytical instruments business, which grew by 38%. With the growth in revenues, operating income from our core businesses exceeded $200 million, an increase of 38%. At the same time, we made significant progress with key business strategies.

Earnings per share from our core businesses have grown 16% on a compounded basis over the past ten years. We focus on EPS from our core businesses because this includes our Life Sciences and Health segments and excludes unusual items. In recent years, this figure has excluded MDS Proteomics. We believe the earnings from our core businesses give a more accurate picture of the fundamental trends affecting MDS. More details about EPS can be found in the Management's Discussion and Analysis section of the 2002 Financial Review.

Revenues millions of Canadian dollars



1,792
1,636
1,435
1,183
1,002
930
819
689
663
653
93 94 95 96 97 98 99 00 01 02

Earnings per share from core businesses in dollars per share



1.02
0.78
0.75
0.70
0.63
0.59
0.50
0.37
0.31
0.26
93 94 95 96 97 98 99 00 01 02

MDS Sciex

- > MDS Sciex and Applied Biosystems were successful in a patent infringement suit against Micromass/Waters—resulting in a US$52.6 million award and an injunction prohibiting the sale of infringing products in the US market
- > Launched Q TRAP™ LC/MS/MS System—a new entrant into the ion trap market targeted at proteomics customers

MDS to achieve aggressive financial targets

Revenue target $2 billion in revenues by 2003
STATUS **$1.8 billion in revenues in fiscal 2002, on target based on goal set in 1998**

EPS target 15% compound growth in earnings per share over rolling five-year periods
STATUS **10% compound growth in EPS over the past five years**
16% compound growth in EPS over the past ten years

ROCE target 15% average pre-tax return on capital employed over rolling five-year periods
STATUS **13% average pre-tax ROCE over five years**
14% average pre-tax ROCE over ten years

International sales target 60% of sales from international markets by 2003
STATUS **63% of revenues from outside Canada in fiscal 2002, exceeding 1998 goal**



John A. Rogers
President and CEO

Wilfred G. Lewitt
Chairman

2002 was a record year for MDS and capped another decade of strong growth. Thanks to the efforts of the more than 10,000 people in our businesses around the world, we have delivered strong performance while making progress towards our long-term goals.

MDS is entering its fourth decade as a public company. Each decade has seen significant growth, change, evolution and value creation. The results and achievements of 2002, detailed in the separate financial review, are part of a continuum. The results and achievements of next year will also be part of this continuum. We look to the long-term, and that has enabled us to deliver solid results over the short and medium-term.

As we look back, our growth path has not been a straight line, as our core products, services and markets are at varying levels of maturity. It takes time for new technologies to capture markets and deliver stable cash flows. But by continuing to plan and prepare for the future, we have delivered average annual growth per year exceeding 15% for every decade since we became a public company.

In the MDS Management Report following this letter, we have drawn on input from our executive team—which has evolved and strengthened over the past decade—to provide an overview of what lies ahead in our next 10 years.

We take a look back to underline our steady, consistent approach to long-term planning, balanced risk taking and growth. We take a look forward at the next decade in biological sciences—the trends and developments that point to growth markets. We look at MDS today—our strengths and unique positioning for the future. We look at our key avenues of growth. And we review our core strategies for the continued progress of MDS and for ongoing creation of shareholder value.

We hope this provides a sense of the dynamics of this Company as we move forward. A decade ago, we could not have told you what we would look like today. Looking ahead, we cannot tell you exactly what MDS will look like in terms of our specific products and services and markets, but we do know that MDS will be a thriving leader because we know how to grow, we are uniquely positioned, we have outstanding people and management depth and we have a core purpose we all care about.

Over the past year, we have all become much more aware of the importance of good, effective corporate governance. This has long been a focus for us at MDS, as is indicated in our Corporate Governance section on page 18. We greatly appreciate our highly qualified and independent members of our Board of Directors, and the seriousness with which they take their responsibilities. We thank them for their dedication and support. In particular, we thank Michael Warren, who is retiring this year after 27 years of service.

In the year ahead, we expect further progress, with growth in revenues and earnings at somewhere near our historical norms. In the decade ahead, we see strength and opportunity, and we are ready to move forward.

Wilfred G. Lewitt
Chairman
December 11, 2002

John A. Rogers
President and CEO

In the rapidly changing and evolving field of health and life sciences, the question arises: Can MDS sustain its pace of growth? Can we continue to grow and build value over the next 10 years as we have in the past? Our answer is yes.



THE PAST TEN YEARS— HOW MDS HAS EVOLVED

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
	Acquired Nordion from AECL		Introduced AutoLab—fully automated lab system	Entered the CRO market with acquisition of PanLabs	Established MDS Pharmaceutical Services following the acquisition of Harris Laboratories and Neo-Pharm Laboratories	Formed Source Medical in joint venture with Allegiance	Acquired Theratronics from AECL	Launched MDS Proteomics to focus on the cutting-edge science of proteomics	Acquired Phoenix International Life Sciences and launched MDS Pharma Services Listed on the New York Stock Exchange with the symbol MDZ	Entered into joint venture agreement with Duke University Health System Launched the API 4000	MDS Sciex/ABI successful in patent infringement suit against Micromass/Waters
Revenues	459	663	653	689	819	930	1,002	1,183	1,435	1,636	1,792
Employees	5,223	5,930	5,863	6,136	6,670	6,830	7,065	8,467	10,379	10,597	10,885
Assets	640	725	724	730	889	938	1,069	1,299	2,372	2,402	2,542



Ron Yamada
Executive Vice-President
MDS Inc.

John Gleason
Senior Vice-President
Business Development



Jim Reid
Executive Vice-President
Organization Dynamics

"What we see looking back at the evolution of MDS is what we see moving forward: a dynamic, growing company."

A decade ago, MDS was a mid-sized company with revenues of $459 million and operating income from core operations of $59 million—both at one quarter of today's levels. Our Canadian markets represented 55% of revenues and we were still a relatively minor player in global markets.

We were moving forward in relatively new disciplines for MDS: in the prior decade, we had evolved from a focused lab services company to a broader health and life sciences company having entered the mass spectrometer or specialized analytic instruments business with the acquisition of Sciex in 1981, the medical supply and distribution business with an investment in Ingram & Bell in 1987, and the radioisotopes business with the acquisition of Nordion in fiscal 1992.

With these new product and service lines, we were able to forge ahead in new fields with new opportunities. Growth in global health care markets accelerated in the 1990s, exceeding basic GDP growth by a substantial margin. MDS grew and evolved with it, identifying attractive new opportunities, meeting our long-term targets, delivering results, and reinvesting in existing and new businesses and disciplines to secure future avenues of growth.

Perhaps the most significant change in the past decade was our move into contract research services for drug development, with a number of acquisitions—the largest ones being PanLabs in 1995, followed by Harris Laboratories in 1996 and ultimately Phoenix International Life Sciences in 2000. These moves—which were the result of careful planning and analysis—have positioned us well for the future and as a premier provider of innovative drug discovery and development solutions for the pharmaceutical and biotech industry. These acquisitions have broadened our capabilities and capacities to more strategically partner with our customers in all phases of drug discovery and development.

At the same time, we looked to the longer-term and saw the potential in protein research as an emerging discipline. We launched MDS Proteomics in 1999, not as a core business, but to gain a foothold and accelerate development of a field that promises to be a transformative discipline in global health and life sciences, opening up opportunities for a number of our other businesses, products and services.

Today, as we enter 2003, revenues are approaching $2 billion, operating income is over $200 million and over 60% of our revenues are earned outside of Canada. The product and service businesses we entered or acquired in the past decade now represent a healthy 55% of the Company. With the changes of the past decade, MDS has reached a new stage in our history and we will continue to evolve.



By applying advanced scientific and technological expertise to each stage of the drug discovery and development process, MDS is able to meet the needs of pharmaceutical and biotech customers.



The application of leading proteomics capabilities will enable the development of more targeted therapeutics and diagnostics.

Revenues
(millions of dollars)


1,792
1,636
1,435
1,183
1,002
930
819
663
653
689
459
92 93 94 95 96 97 98 99 00 01 02

PROJECTED HIGH GROWTH IN THREE EMERGING DISCIPLINES

Radiotherapeutics
Combining cancer drug therapies with radioisotopes, radiotherapeutics is proving increasingly effective in the treatment of cancers, with ongoing *development pointing to further* breakthroughs.

Proteomics
Based on the science of protein analysis—to enhance understanding of how proteins regulate cells, tissues and organs—proteomics is a promising *new route to drug discovery in the* battle against diseases including: cancer, AIDS and depression.

Esoteric/specialized testing
Esoteric testing, which includes genetic testing, helps physicians predict, prevent and manage disease more effectively by mapping *an individual's predisposition* to medical conditions and disease.



THE NEXT TEN YEARS— WHAT WE SEE IN OUR INDUSTRY



Andrea Bodnar
Senior Vice-President and Chief Information Officer



Andy Boorn
President
MDS Sciex



Ian Lennox
Group President and Chief Executive Officer, Pharmaceutical and Biotech Markets

"We believe the next decade will deliver more progress and change in the biological sciences field than the last three decades combined."

Advances in science have been accelerating with every year that passes, due to new technologies and tools and an increased research focus worldwide. Each new breakthrough opens up a new range of opportunities. As we look ahead, we believe the next decade will deliver more progress and change in the biological sciences field than in the previous three decades combined, signaling continued strong growth in global health and life sciences.

In previous reports, we have noted trends driving growth in global health care in general and in the health and life sciences products and services of MDS in particular. These trends will continue to reshape global health and life sciences and drive growth.

1. Demographics

The aging population in North America and in our key global markets in Europe and Japan has created a major demographic shift and has driven growth in global health care spending. Aging baby boomers who, as a generation, represent unprecedented wealth and increased awareness of health issues, are seeing their health care needs increase with every passing year. This has made most health and life sciences companies relatively recession-proof. For the baby boom generation, health care is a distinct and growing personal need, regardless of the economic cycle.

2. Focus on core competencies

Through the 90s, with increasing globalization, technological advances, complexity and competition, businesses of all kinds began to focus more closely on their core competencies, divesting non-core operations and outsourcing non-core capabilities and functions. The health and life sciences field was no exception; major biotechnology and pharmaceutical companies began to focus on their core businesses of bringing new treatments and therapies to market. This increased the opportunities to outsource or subcontract a growing range of products and services, from research and manufacturing, to clinical testing and trials.

3. New and emerging sciences and disciplines

Science is changing every day. New breakthroughs are pointing to significant advances in the prevention, diagnosis and treatment of disease. As well, a number of seemingly unrelated disciplines in chemistry, biology and physics are coming together, converging and combining to forge advances beyond the scope of each discipline in isolation. We don't know all the changes and discoveries that will unfold in the years ahead, but we believe that three relatively new areas of development have the potential to become major disciplines by the end of the next decade: radiotherapeutics, proteomics and esoteric or specialized diagnostics.

Thus, we see strong growth continuing in underlying global health and life science markets, with potential high growth in the emerging disciplines. Change in the decade ahead will be dramatic, and strong growth will continue.



Radiotherapeutics provide a more targeted treatment for diseases such as cancer. MDS produces the yttrium-90 for Zevalin, the first radioimmunotherapy to receive FDA approval, and is involved in the development of a number of radiotherapeutics.



Esoteric tests are highly complex and involve cutting-edge science. Myriad uses sophisticated instrumentation and computer modelling to read the complete gene sequence and identify all known mutations.

Operating income before unusual items
(millions of dollars)


212
178
154
154
123
114
96
77
62
67
93 94 95 96 97 98 99 00 01 02

WHERE WE ARE TODAY—
MDS IS UNIQUELY AND STRONGLY POSITIONED FOR THE FUTURE





Doug Squires
President
MDS Pharma Services



Cam Crawford
President
MDS Diagnostic Services



John Rogers
President and
Chief Executive Officer

"As well as offering a unique combination of scientific disciplines and services, MDS has the cash flow and capital strength to participate with our customers in major new initiatives."

As we look at the dynamic growth markets of today and tomorrow, MDS is well positioned. We are uniquely positioned to deliver superior returns over the short and medium-term while building strength in the emerging disciplines that promise to reshape global health and life sciences over the longer-term.

1. Strong positioning

MDS is well positioned in our core markets, products and services.

We have outstanding and highly valued customer relationships, exceptional people and operations, market-leading positions in some very attractive global niches, and considerable depth and breadth of management. At the same time, we have a range of stable, mature businesses with good margins, cash flow and high barriers to entry, providing returns for today while allowing for investment in tomorrow's growth markets.

MDS is well capitalized, has a solid balance sheet and is able to invest in the organic growth of our businesses and in the future with measured risk taking. We have some compelling competitive advantages, in terms of the strength and knowledge base of our global workforce, our core competencies in chemistry, analytical testing, automation and industrialization, logistics and relationship building.

These considerable attributes have contributed to the growing strength of the MDS brand—a name and reputation that represents quality, innovation, integrity and responsiveness to our customers.

2. Unique positioning

While we are solidly positioned in today's growth markets, we are **uniquely** positioned for the emerging disciplines of tomorrow and for the continued outsourcing by our major global customers.

This is because we are a multidisciplinary service provider with the ability to integrate the delivery of solutions to our customers. MDS is the **only** company in our markets with the combination of scientific disciplines that we offer. We are the only company that offers the combination of services—from diagnostics to contract research and clinical testing. And we have the cash flow and capital strength to participate with our customers in major new disciplines.

We are uniquely positioned to serve customers, strengthen and broaden relationships and participate in the transformative changes we will see over the next decade.



MDS Pharma Services expanded its early-phase clinical research facilities, establishing it as the largest early-phase contract research organization in the world.



Scientific expertise, experience and a highly skilled workforce have enabled MDS to achieve the market-leading position in each of its major businesses including MDS Sciex, our analytical instruments business.

Debt to total capital
(percent)


39
33
28
30
24
27
24
32
32
31
93 94 95 96 97 98 99 00 01 02


ACHIEVING
DYNAMIC
GROWTH
OVER THE NEXT DECADE



Ed Rygiel
Executive Vice-President and President and Chief Executive Officer, MDS Capital Corp.



Rob Breckon
Executive Vice-President Strategy and Corporate Development



John Morrison
Group President and Chief Executive Officer Healthcare Provider Markets

"Already, we are seeing growing opportunities and interest in the emerging radiotherapeutic, esoteric testing and proteomics disciplines."

Decade over decade, MDS has set and achieved aggressive financial targets, delivering growth in revenues and earnings, averaging close to 15% per annum. Our five-year rolling targets remain unchanged at 15%. We believe MDS is positioned to achieve this level, given four basic avenues of growth for the Company.

1. Market growth

The existing markets for many of our products and services are growing at 8% to 12% per year. Simply by staying in our current markets and continuing to operate as we have, we will achieve moderate growth for the foreseeable future.

2. Market share growth

To exceed market growth, we can build share in our existing markets. As market leaders with strong barriers to entry and growing customer relationships, we see considerable opportunity for global market share gains in a number of our core businesses. This will contribute incremental growth over the decade.

3. Emerging disciplines and markets

With our strong and unique positioning in emerging markets, we have the opportunity to generate considerable growth as the disciplines evolve. Already, we are seeing growing opportunities and interest in radiotherapeutics, esoteric testing and proteomics disciplines. The recent approval of Zevalin—the first FDA approved radiotherapeutic—marks a major breakthrough, and MDS is uniquely positioned to serve the needs of the pharmaceutical and biotech customers developing these promising products. While revenues from these disciplines may be insignificant now, we have a strong foothold which should accelerate growth as the decade progresses.

Essentially, these first three avenues of growth represent opportunities for organic growth. From these three avenues, we believe we can deliver on average growth of 15% over the next decade. As some markets mature and growth rates slow for some products and services, we are ready with emerging ones, which will have higher growth rates at the outset. In addition, we plan to continue to invest in new opportunities that may arise—our fourth avenue of growth.

4. New market entry through strategic alliances, joint ventures and investments

Our businesses generate considerable cash flow. New opportunities frequently arise for entry and expansion into new geographic regions and for additions of complementary products and services. We know how to identify attractive opportunities, we know how to value and acquire them, and we know how to operate and integrate them. We will continue to pursue opportunities to reinvest capital in the future. This could generate growth over and above the 15% we believe we can deliver from our existing platforms.



In 2002, MDS successfully grew market share in the high-end mass spectrometry market with products such as the API 4000 and API 3000.



Radiotherapeutics have the potential to increase MDS revenues in the future. Highly skilled technicians operate specialized equipment under GMP conditions to produce a sterilized product.

Investment in research and development
(millions of dollars)


85
68
56
32 33
29
23
15 13 13
93 94 95 96 97 98 99 00 01 02


WE HAVE THE
FLEXIBILITY
AND FOCUS
TO ADAPT
AND CHANGE



Peter Brent
Senior Vice-President and General Counsel and Corporate Secretary



Mary Federau
Senior Vice-President Talent Development



Alan Torrie
Executive Vice-President Global Markets and Technology

"MDS has the strategies, the strengths, the people, the values and the vision to continue building as a global leader in health and life sciences."

Core Strategies

Our specific business strategies evolve as our markets, technologies and businesses develop and as new opportunities arise. Flexibility in pursuing opportunities has been essential to the successful growth of MDS. But while specific strategic initiatives may change and evolve, we are focused on four core corporate strategies as we map out the next decade.

1. Continue to evolve as a customer-driven organization
Strengthening customer relationships is key to growth over the next decade. That means we must increasingly align our goals and operations with those of our customers. To do this, we must continue to utilize our collective knowledge of our two customer bases to enhance our understanding of what drives their growth. Broadly speaking, both customer segments look for quality, innovation, integrity, responsiveness, and cost effectiveness in their global suppliers—all the hallmarks of the MDS brand. We must respond at every level, and that means we must continue the process of evolving from a company organized around our disciplines to one organized around our customers. Relationship management is critical.

2. Leverage strengths and synergies
Our individual businesses are leaders with great strengths. These strengths can be further integrated and leveraged to develop synergies, increase efficiencies and operational effectiveness, and broaden our relationships with customers. That means we must increasingly share knowledge and resources and develop common technology platforms to benefit all customer relationships. We have considerable untapped potential to integrate and leverage our information and resources across the Company.

3. Maintain a balanced approach to growth and investment
We will continue to invest in our existing businesses and in new disciplines and acquisitions in a balanced way. We aim to maintain a balance in terms of the maturity and cash flow of our businesses, and we aim to invest in the future through balanced and measured risk taking, through a range of different investment models—from full ownership to joint ventures, strategic alliances and customer partnerships.

4. Stay focused on our vision
Ultimately, MDS will build sustainable value by living by our core values and pursuing our vision—continuing to build an enduring health and life sciences company that makes a distinctive contribution to the health and well-being of people around the world. We know that what we do is important, and we take pride in that. That vision and pride, broadly shared through all our operations, is an intangible factor that contributes to growth and that will stay with us wherever the next decade takes MDS.



Partnering with customers including health care providers and hospitals, and pharmaceutical and biotech companies is core to our success. These partnerships bring together expertise and experience to create unique and innovative business models.



Molybdenum-99 is used in the manufacture of technitium-99m generators which are distributed to hospitals for diagnosing disease.

Cash from operations
(millions of dollars)


274
169
152
128
122
104
82
74
71
61
93 94 95 96 97 98 99 00 01 02

MDS is the National Founding Sponsor of the Canadian Cancer Society's annual Relay For Life.

In 2002, MDS employees put together more than 85 teams of 10 members each and participated in Relays held in 34 sites nationwide.

Over $150,000 was raised by MDS Teams in 2002 for cancer research.



Luminary candles dedicated to those affected by cancer encircle the Relay track in Kenora, Ontario.



Cancer survivors in Kitchener, Ontario warm up for the 12-hour Relay.

"Having discussed the dynamic growth we see in store for MDS, another question arises. Can we accommodate growth? Do we have what it takes to manage an even larger, more international organization of related but distinct businesses? The key is to ensure that we continue to evolve as an organization—managing change to support growth while staying grounded with our core purpose and values. As we focus on growth, we remain as committed as ever to progress in science and to the well-being of all our stakeholders: our customers and the people they serve, our employees, our neighbours in the communities where we operate around the world, our partners and strategic allies."

John A. Rogers President and Chief Executive Officer

Evolving as an organization

The successful growth of MDS is the direct result of the efforts of our more than 10,000 people in our operations around the world. As we become larger and more globally diverse, we must ensure that our organization, infrastructure and systems evolve so as to fully support these efforts, while binding our growing workforce together in terms of our common purpose, strategies and goals.

A number of initiatives are underway. We have made great strides in organizing around customer relationships, rather than around products or business functions. To this end, we are revisiting and advancing every aspect of our infrastructure and systems to ensure commonality throughout our organization. As we move to more common systems, we will benefit through increased efficiency and effectiveness while enhancing the sharing of information throughout the Company. A new employee portal now under development will provide employees with consistent and up-to-date information about our unique environments and our customers' needs while providing them with better tools for doing their own specific jobs.

At the same time, we continue to invest in people, strengthening our Human Resource programs to ensure we recruit, retain and advance the best in our industry. We are focused on leadership and management training throughout the organization. By the end of 2003, over 750 senior managers from all of our operations and business units will have completed advanced leadership programs.

Evolving as corporate citizens

We understand that, in our field, running a superior business means showing leadership as corporate citizens. This leadership has contributed beyond measure to the successful growth of MDS and will continue to evolve and strengthen as MDS moves forward.


MDS
FREEHOLDER
MDS
Science advancing health

An MDS Relay Team prepares for the event in Cornwall, Ontario.

For the past 15 years, MDS Nordion has sponsored the 10K run as part of the annual National Capital Race Weekend.

In 2002, over 300 MDS Nordion employees, family and friends participated in this event. The event raised over $500,000 for the Women's Breast Health Centre and Prostate Centre at The Ottawa Hospital.


10K MDS Nordion 10K MDS Nordion

The MDS Nordion 10K run is held annually in Ottawa, Ontario. This high-profile event draws participants from around the world.
Photo by Darren Brown

MDS is proud to be among Canada's leaders in corporate philanthropy, and, as an Imagine Caring Company, we donate in excess of 1% of pre-tax profits annually to charitable organizations. Reflecting our Core Values and Purpose, our Corporate Citizenship Program is focused on *Science advancing health* through support of health-related charities, scientific research and education, and our communities.

Health

To advance health, MDS and our various businesses have focused on cancer as our Major Cause, supporting a range of charities and hospitals through direct donations and through sponsorship of broader health fundraising events, such as the Canadian Cancer Society's Relay For Life, and the MDS Nordion 10K run. In 2002, we contributed over $1 million to health programs.

Science

To advance science, we focus on scientific education and research, with awards honouring outstanding scientific contributions, sponsorship of University Chairs, and an extensive high school scholarship program. Our most significant support in 2002 was a founding sponsor commitment to the Medical and Research Sciences (MARS) Discovery District, a major new international medical research centre being built on the grounds of the University Health Network in Toronto.

Community involvement

In 2001, MDS established an Employee Volunteer Program to support our communities and recognize and encourage the exceptional efforts of employees who share their time and energies with community-based organizations. Since its inception, almost 200 charitable organizations have received financial support through our Employee Volunteer Program.

Core values have guided us for more than 30 years. They are:

Mutual trust	Having confidence enough to rely on others and to be open to new and different people and ideas.
Genuine concern and respect for people	Showing genuine concern for others; treating people as individuals, with understanding and appreciation.
Integrity	Being reliable and accountable in word and behaviour.
Commitment to excellence	Striving to reach our full potential as a company and as individuals, doing the right things the right way.

"Effective corporate governance has been fundamental to the success of MDS and has been a priority for management and our strong and independent Board throughout our history as a public company. The best corporate governance keeps management accountable and balances the interests of stakeholders. We are committed to ensuring that our governance policies and practices achieve these vital goals."

Wilfred G. Lewitt Chairman of the Board

MDS has long been focused on corporate governance to ensure that we meet the expectations of shareholders and all stakeholders. Our practices are fully described in our Proxy Circular and may be viewed on our website at www.mdsintl.com.

As the Company has evolved over time, so too have our governance policies and practices and so has our Board of Directors. We believe the Board to be the bedrock of sound governance, and it has been strengthened over the years by the contribution of an increasing proportion of independent, outside directors who are unrelated to the Company and management; at present, eight of our ten directors are independent. All are highly qualified professionals and businesspeople,



Clarence J. Chandran G, H
Clarence Chandran retired in 2001 as Chief Operating Officer and Director of Nortel Networks Corp. after spending 28 years in the telecommunications industry.

John R. Evans G, H
John Evans serves as Chairman of the board for Torstar Corporation, Vice-Chair of NPS/Allelix Biopharmaceuticals Inc. and director of GlycoDesign Inc. and trustee of Retirement Residences Real Estate Investment Trust. Dr. Evans also chairs the boards of the Canada Foundation for Innovation and MARS (Medical and Related Sciences) Project.

Wendy K. Dobson G, H
Wendy Dobson is a professor and Director of the Centre of International Business at the University of Toronto. She has served as former Associate Deputy Minister of Finance and President, C.D. Howe Institute. She is a director on the boards of TransCanada Pipelines Ltd., Toronto-Dominion Bank and DuPont Canada Inc.

Wilfred G. Lewitt H
Wilfred Lewitt is Chairman of MDS Inc. and has been with MDS since 1970. He serves on the boards of Laidlaw Inc. and Hemosol Inc.

William A. Etherington A, G
William Etherington retired as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation, where his career spanned 37 years. Mr. Etherington serves on the boards of Canadian Imperial Bank of Commerce (where he is Lead Director), Celestica Inc. and Dofasco Inc.

and collectively, our highly active Board represents a depth and breadth of experience in the areas of international business, finance, medical science, technology, governmental affairs and academia, which are invaluable to MDS and to our growth in global markets. All members of the Board own shares of MDS, and our directors ensure that the goals of MDS are fully aligned with the interests of all shareholders and the creation of shareholder value.

We have a lead director, Dr. John Evans, who is an independent director, to preserve the independence of the Board and to chair meetings of all outside directors following every Board meeting.

Our Board, supported by its committees, reviews, approves and monitors the Company's strategy and business plans, financial plans, capital expenditures and material transactions. The Board also appoints and evaluates the Chief Executive Officer, determines executive compensation, and oversees risk management processes and communications with shareholders.

Sound disclosure is the essence of accountability and transparency, which in turn are vital to good governance. Since 2001, the Board has been assisted by a Disclosure Committee, which includes our Chief Financial Officer, our Vice-President Investor Relations and Corporate Communications and our General Counsel and Corporate Secretary, *to ensure timely, accurate, non-selective disclosure* to shareholders and all other stakeholders.



Robert W. Luba A, G
Robert Luba is President of Luba Financial Inc. He was formerly the President and CEO of Royal Bank Investment Management Inc. Mr. Luba serves on the boards of Vincor International, ATS Automation Tooling Systems, Menu Foods Income Fund and Associated Brands Inc.

Mary Mogford G, E, H
Mary Mogford serves on the boards of Empire Company Limited, Falconbridge Limited, the Potash Corporation of Saskatchewan and Sears Canada. She is also a member of the Altamira Advisory Council. Ms. Mogford is a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario.

John A. Rogers
John Rogers is the President and Chief Executive Officer of MDS Inc. and has been with the Company since 1973. Mr. Rogers is a director of Marsulex Inc.

Nelson M. Sims A, G, E
Nelson Sims completed a 28-year career with Eli Lilly and Company in 2001, where he held senior positions including President, Eli Lilly Canada Inc. and Executive Director, Strategic Alliance Management. He serves on the board of Hemosol Inc. and is Chairman of the Board of GlycoDesign Inc.

R. Michael Warren A, G
Michael Warren is Chairman of The Warren Group. He serves on the boards of a number of other companies and associations.

A Audit Committee
G Corporate Governance & Nominating Committee
E Environment, Health & Safety Committee
H Human Resources & Compensation Committee

MAILING ADDRESS
100 International Blvd.
Toronto, Ontario, Canada M9W 6J6
Telephone: 416-675-7661
Fax: 416-675-0688

WEBSITE ADDRESS
www.mdsintl.com

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
Toronto, Ontario, Canada
Telephone: 1-800-387-0825
Answer Line: 416-643-5500
Email: inquiries@cibcmellon.com

AUDITORS
Ernst & Young LLP

LEGAL COUNSEL
Fasken Martineau DuMoulin LLP

DIVIDEND POLICY
MDS has paid semi-annual dividends since 1976. In October 2002, the rate was $0.05 per share, payable in April and October. The Company's policy is to pay modest dividends while retaining most of its earnings to fund growth and expansion.

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
Shareholders from around the world are able to participate in this Plan provided it is legally permitted in the jurisdiction where they reside. Under the Company's Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Participants residing outside of the United States may also make optional cash payments of up to $3,000 semi-annually to purchase additional shares. Shareholders wishing to obtain more information about this Plan should contact the Company's transfer agent listed above.

STOCK LISTING
MDS shares are listed on the:
Toronto Stock Exchange: MDS
New York Stock Exchange: MDZ
MDS is part of the S&P/TSX 60 Index.

MDS STOCK SPLIT HISTORY

1980 – September 17	2:1
1983 – July 13	2:1
1990 – March 10	2:1
1996 – November 15	2:1
2000 – October 10*	2:1

* stock dividend—same impact as stock split

ANNUAL AND SPECIAL MEETING
Shareholders are invited to attend the Company's Annual and Special Meeting at 4:00 p.m., Thursday, March 6, 2003
at the Metro Toronto Convention Centre
North Building, Lower Level
Constitution Hall, Rooms 106 and 107
255 Front Street West
Toronto, Ontario, Canada

INVESTOR INFORMATION
Contact: Sharon Mathers, Vice-President,
Investor Relations and Corporate Communications
Telephone: 416-675-6777 ext. 2695
Fax: 416-675-0688
Email: smathers@mdsintl.com

ANNUAL AND INTERIM REPORTS
Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at www.mdsintl.com or at **MDS Shareholder Information Services** at 416-675-6777 ext. 6500 or 1-888-MDS-7222.

COMPARATIVE PERFORMANCE

Ten-year growth in earnings per share before unusual items
(percent)


800
700
600
500
400
300
200
100
0
92 93 94 95 96 97 98 99 00 01 02
Bombardier
MDS
GE*
J&J*
Abbott*

Ten-year growth in revenues
(percent)


600
500
400
300
200
100
0
92 93 94 95 96 97 98 99 00 01 02
Bombardier
MDS
J&J*
GE*
Abbott*

Source: *Canadian Shareowners Association*
* *2002 year-end data not available*

MDS Inc.
100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsintl.com

MDS

Science advancing health

NOTICE OF 2003

ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Special Meeting (the "Meeting") of Shareholders of MDS Inc. (the "Company") will be held at the Metro Toronto Convention Centre, North Building, 255 Front St. W., in Constitution Hall Rooms 106 and 107, Lower Level, Toronto, Ontario, on Thursday, March 6, 2003 at 4:00 p.m. (Toronto time) for the following purposes:

a) to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the year ended October 31, 2002, together with the Auditors' Report thereon;

b) to elect directors for the ensuing year;

c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

d) to consider and, if deemed advisable, to pass a resolution confirming Bylaw No. 1-2002, relating generally to the transaction of the business and affairs of the Corporation;

e) to consider and, if deemed advisable, to pass a special resolution approving the renewal of the Shareholder Rights Plan as described in the Management Proxy Circular accompanying this Notice of Meeting; and

f) to transact such other business as may properly come before the Meeting.

The Management Proxy Circular and a copy of the 2002 Annual Report, including the financial statements for the years ended October 31, 2002 and 2001, accompany this Notice of Meeting.

By Order of the Board,

Peter E. Brent
Senior Vice-President & General Counsel and Corporate Secretary

January 17, 2003

The Management and Board of MDS urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Proxy Form and returning it in the enclosed envelope; (2) by following the instructions for telephone voting in the accompanying Proxy Form; or (3) by following the instructions for Internet voting in the accompanying Proxy Form, at least two business days prior to the Meeting or related adjournment(s).

Provisions Relating to Proxies

This management proxy circular (the "Circular") has been prepared to support the solicitation of proxies by the management of MDS Inc. ("MDS" or the "Company") for use at the Annual and Special Meeting (the "Meeting") of Shareholders to be held on Thursday, March 6, 2003 and at any adjournments that may occur.

A copy of the Company's Annual Report for the year ended October 31, 2002 is being mailed concurrently with this Circular to the shareholders of record as at January 27, 2003, except those who have indicated they do not wish to receive the materials. The solicitation is being made primarily by mail, but proxies may be solicited directly by officers, directors or regular employees of the Company. The cost of soliciting proxies will be borne by the Company, which will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares. A shareholder who executes and returns the accompanying Proxy Form may revoke the proxy by instructing the Company in writing at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or instructing the Chair of the Meeting in writing on the day of the Meeting or any adjournment, or in any other manner permitted by law.

Classes of Shares

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange. The holders of the Common shares are entitled to one vote per share.

Voting Shares and Principal Holders

As at January 17, 2003 there were 140,649,607 Common shares issued and outstanding. Each registered holder of a Common share as of January 27, 2003 will be entitled to one vote for each Common share then held on all matters to be voted upon at the Meeting.

To the knowledge of the directors and officers of the Company, the only person who beneficially owns or exercises control or direction over more than 10% of the voting rights attached to the outstanding Common shares as at January 17, 2003 is AIC Limited, which beneficially owns or exercises control or direction over approximately 19,051,781 Common shares of the Company, representing approximately 13.5% of the outstanding Common shares.

Election of Directors

Nine directors are to be elected at the Meeting to serve until the next annual meeting or until their successors are duly elected or appointed. **Unless authority is withheld, the management nominees named in the enclosed Proxy Form intend to vote FOR the election of the nominees proposed below, all of whom are presently serving as directors of the Company.**

Name of Proposed Nominee	Principal Occupation	Date Became a Director	Common Shares[1]	Deferred Share Units[2]
Clarence J. Chandran Director (C, H)	Chair, The Chandran Family Foundation Inc.; Retired (formerly COO and Director, Nortel Networks Corporation)	2001	10,000	1,234
Wendy K. Dobson Director (C, H)	Professor and Director, Centre for International Business, University of Toronto	1995	29,650	—
William A. Etherington Director (A, C)	Corporate Director (formerly Senior VP & Group Executive, Sales & Distribution, IBM Corporation; and General Manager, IBM Europe Middle East Africa)	2001	10,000	1,398
Dr. John R. Evans Director (C, H)	Chair, Torstar Corporation	1989	4,210	4,600
Wilfred G. Lewitt Director	Chair, MDS Inc.	1970	842,988	[3]
Robert W. Luba[4] Director (A, C)	President, Luba Financial Inc.	1996	8,200	4,448
Mary Mogford Director (C, E, H)	Corporate Director; Partner, Mogford Campbell Associates, Inc.	1998	3,150	4,604
John A. Rogers Director	President & Chief Executive Officer, MDS Inc.	1993	107,998	[3]
Nelson M. Sims Director (A, C, E)	Corporate Director (formerly Executive with Eli Lilly and Company and President, Eli Lilly Canada, Inc.)	2001	5,000	1,341

NOTES:

A *Audit Committee*
C *Corporate Governance & Nominating Committee*
E *Environment, Health & Safety Committee*
H *Human Resources & Compensation Committee*

1 *Beneficially owned or over which control or direction is exercised.*
2 *Independent directors have the option of receiving their compensation in the form of share units under the MDS Deferred Share Unit Plan for Non-Executive Directors. Numbers are as of October 31, 2002.*
3 *Deferred Share Units are not available to employee directors.*
4 *Robert Luba, the Chair of the Audit Committee, is a Fellow of the Institute of Chartered Accountants (FCA) and was formerly President & CEO of Royal Bank Investment Management Inc., Executive Vice-President, Corporate Finance of Crown Life Insurance Company and Vice-President, Finance & CFO of John Labatt Limited.*

If any of the these nominees is for any reason unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Proxy Form.

The Company does not have an Executive Committee. Information as to shares beneficially owned or over which control or direction is exercised has been provided by the respective nominee.

Appointment of Auditors

The Company proposes to nominate Ernst & Young LLP, the present auditors, as auditors of the Company, to hold office until the next annual meeting of shareholders. Ernst & Young LLP has served as the Company's auditors for more than five years. The fees for all audit services performed by the auditors for the year ended October 31, 2002, were $2,130,000. The fees for all other services performed by the auditors, which related principally to tax advice, were $2,725,000.

Unless authority is withheld, the persons named in the enclosed Proxy Form intend to vote FOR the appointment of Ernst & Young as auditors of the Company at a remuneration to be fixed by the Board of Directors.

Bylaw No. 1-2002

Bylaw No. 78-1 has been the general bylaw of the Corporation since October 31, 1978. The Board of Directors, at a meeting on September 18, 2002, enacted Bylaw No. 1-2002 as the new general bylaw of the Corporation, principally in response to the changes to the *Canada Business Corporations Act* which became effective in November 2001. The more substantial changes included the reduction in directors' residency requirements, the capability to communicate electronically with shareholders and the capability of shareholders to participate and vote electronically at meetings.

In addition, the new bylaw contains specific provisions requiring a majority of the Board to be unrelated, all Audit Committee members to be unrelated and at least a majority of the Human Resources & Compensation Committee and Corporate Governance & Nominating Committee members to be unrelated. Currently all of the Audit Committee, Corporate Governance & Nominating Committee and Human Resources & Compensation Committee members are unrelated or independent. The terms of the bylaw also provide for the repeal of former general Bylaw 78-1. A copy of Bylaw No. 1-2002 may be obtained at no charge, upon request from the Corporate Secretary at the head office of the Corporation.

The shareholders will be requested to consider and, if deemed advisable, to confirm, with or without variation, a resolution in the form attached as Appendix "A" confirming Bylaw No. 1-2002 of the Corporation. Bylaw No. 1-2002 will cease to be effective unless it is confirmed by a majority of the votes cast at the meeting.

The Board unanimously recommends that shareholders confirm Bylaw No. 1-2002 by voting in favour of the resolution set out in Appendix "A".

Unless specified that the shares represented by a form of proxy shall be voted against the resolution, the persons named in the enclosed Proxy Form intend to vote FOR the resolution confirming the bylaw.

Shareholder Rights Plan

At the Annual and Special Meeting of Shareholders held on March 2, 2000, shareholders of the Company approved a shareholder rights plan (the "2000 Rights Plan") that became effective March 3, 2000 for a three-year term. The 2000 Rights Plan expires in accordance with its terms at the close of business on the date of the Meeting.

On December 11, 2002, having concluded that the reasons for the adoption of the 2000 Rights Plan remain valid, the Board unanimously approved an amended and restated shareholder rights plan agreement (the "2003 Rights Agreement") to be entered into between the Company and CIBC Mellon Trust Company, as rights agent (the "Rights Agent"). The 2003 Rights Agreement would continue the Rights granted under the 2000 Rights Plan as amended and restated (the "2003 Rights Plan"). A summary of the 2003 Rights Plan is set out below.

If the 2003 Rights Plan is approved by shareholders at the Meeting, it will take effect from the close of business on the date of the Meeting and will expire at the termination of the annual meeting of shareholders of the Company to be held in 2006, unless previously terminated in accordance with its terms. If the 2003 Rights Plan is not approved by shareholders at the Meeting, the Rights and the 2000 Rights Plan will terminate at the close of business on the date of the Meeting and the Company will no longer have any form of shareholder rights plan.

Background to Approval of the 2003 Rights Plan

At this time, the Board is not aware of any actual, pending or threatened takeover bid for the Company's shares. The primary objective of the 2003 Rights Plan is to continue to encourage the fair treatment of all shareholders, regardless of the number of shares they hold, in the event of an unsolicited takeover bid. The 2003 Rights Plan encourages a potential bidder to proceed either by way of a Permitted Bid (as defined in the 2003 Rights Agreement), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

The Board of Directors believes that although the current securities legislation in Canada has increased the period in which a bid must be held open from 21 to 35 days, this time frame does not necessarily provide the Board with adequate time to evaluate and respond to a takeover bid, in the best interests of all shareholders. In addition, it is possible for a person to obtain control of the Company without paying a fair price or providing equal treatment to all shareholders. For example, the bidder can acquire a large share position or even control of a Canadian public corporation without making an offer to all shareholders. This type of acquisition can sometimes take the form of a "creeping acquisition" or an acquisition of a large block of shares from a small number of shareholders. Finally, a shareholder may feel compelled to tender to a takeover bid because, in failing to do so, the shareholder may be left with illiquid or minority discounted shares.

The 2003 Rights Plan provides the Board with additional time, in the face of a takeover bid, to make proper recommendation to the shareholders whether to accept the bid or to negotiate with the bidder for a higher value or to explore and develop other alternatives. It also provides additional time for shareholders to consider a takeover bid and the recommendation of the Board, in order to make a more fully informed decision.

The 2003 Rights Plan is intended to regulate certain aspects of a takeover bid for the Company, but it is not intended to deter a bona fide attempt to acquire control of the Company if the offer is made fairly. The 2003 Rights Plan also does not reduce or otherwise affect Board duties in relation to the due and proper consideration of any offer that is made. Moreover, the Rights Plan does not inhibit any shareholder from utilizing the proxy mechanism of the *Canada Business Corporations Act* to promote a change in the management or direction of the Company, create dilution on the initial issue of the Rights or change the way in which the Common shares would otherwise trade.

The 2003 Rights Plan may be terminated by the Board, with shareholder approval, through a redemption process prior to the accumulation of 20% or more of the shares by any person or group of persons.

The 2003 Rights Plan

The following is a summary of the principal provisions of the 2003 Rights Plan. This summary is qualified in its entirety by reference to the text of the 2003 Rights Agreement. Capitalized terms used in this summary have the meanings specified in the 2003 Rights Agreement. Shareholders wishing the full text of the 2003 Rights Agreement may obtain a copy from the Corporate Secretary of the Company.

The Company has reviewed the 2000 Rights Plan for conformity with current practices of Canadian companies with respect to shareholder rights plans. The Company has determined that since March 2000, when the

2000 Rights Plan was first approved by shareholders, there have been few changes in those practices. Accordingly, only minimal amendments have been made to the 2003 Rights Plan.

Operation of the 2003 Rights Plan

In general terms, the 2003 Rights Plan involves the issuance of Rights to all holders of Common shares. These Rights trade with and as part of the Common shares until a person or group acquires more than 20% of the outstanding Voting shares (being the Common shares and any other shares in the capital of the Company or any voting interests of the Company entitled to vote generally on the election of directors) other than by way of a Permitted Bid, and thereby becomes an Acquiring Person. Following this event, referred to as a Flip-In Event, each Right entitles the holder (other than the Acquiring Person) to purchase from the Company, for the Exercise Price of the Rights, Common shares having a value (based on the then prevailing market price) equal to twice the Exercise Price. In effect, holders of Rights (other than the Acquiring Person) will be entitled to exercise their Rights to purchase additional Common shares at a 50% discount to market, causing substantial dilution to the Acquiring Person. The potential for substantial dilution is intended to persuade the bidder or Acquiring Person to either negotiate with the Board and obtain a waiver of the relevant provisions of the 2003 Rights Plan or comply with the Permitted Bid requirements of the 2003 Rights Plan, as described hereafter.

Issuance of Rights

One Right was issued by the Company in respect of each Common share outstanding at 8:30 a.m. (Toronto time) on March 3, 2000, the date of implementation of the 2000 Rights Plan, and one Right will continue to be issued in respect of each Common share of the Company issued thereafter, prior to the earlier of the Separation Time and the Expiration Time. Under the 2003 Rights Plan, the Rights are reconfirmed and the Company reconfirms its authorization to continue the issuance of new Rights for each Common share issued.

Trading of Rights and Separation Time

Until the Separation Time, as described below, the Rights are not exercisable and will be evidenced only by a register maintained by the Rights Agent and outstanding Common share certificates. The 2003 Rights Plan provides that, until the Separation Time, the Rights will only be transferred with the associated Common shares. Until the Separation Time, or earlier termination or expiry of the Rights, each new share certificate issued after the Record Time will display a legend incorporating the terms of the 2003 Rights Plan by reference.

The Rights will separate and trade separately from the Common shares from and after the Separation Time. The Separation Time is the close of business on the tenth trading day after the earliest of: (i) the first date of a public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Company or its subsidiaries) to commence a takeover bid (other than a Permitted Bid or Competing Permitted Bid); and (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such. The Separation Time can also be such later date as may be determined by the Board. If a takeover bid expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

Anti-Dilution Adjustments

The 2003 Rights Plan provides that the Exercise Price, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding are subject to adjustment from time to time in certain circumstances, including those where the Company declares or pays certain types of stock dividends on the Common shares or subdivides or consolidates its Common shares.

Acquiring Person

An Acquiring Person is a person who beneficially owns 20% or more of the outstanding Voting shares, subject to certain exceptions, including the Company and its subsidiaries and any person who becomes the beneficial owner of 20% or more of the outstanding Voting shares as a result of an acquisition or redemption of Voting shares by the Company, an acquisition of Voting shares through a stock dividend, stock split or other event pursuant to which a person receives Voting shares on a pro rata basis with the other shareholders and an acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid. Voting shares that are the subject of a Permitted Lock-up Agreement will not be included for purposes of determining whether the 20% threshold has been reached.

To the best of the knowledge of the directors and senior officers of the Company on the date hereof, no person is the beneficial owner of 20% or more of the outstanding Common shares.

Permitted Bids and Competing Bids

Pursuant to the Permitted Bid requirements of the 2003 Rights Plan, an Acquiring Person may take its bid directly to shareholders, provided it does so in a manner that ensures a minimum level of procedural fairness. A Permitted Bid is a bid made to all holders of Voting shares of record that is open for at least 60 days, thus allowing more time for the Board and shareholders to assess the bid. If at least 50% of the outstanding Voting shares held by shareholders independent of the Acquiring Person or any bidder have been tendered and are not withdrawn at the end of 60 days, the Acquiring Person will be entitled to take up and pay for the shares but must extend the bid for not less than a further 10 business days to allow other shareholders to tender to it. The 2003 Rights Plan does not preclude partial bids.

A Competing Permitted Bid is a takeover bid that is made after a Permitted Bid or another Competing Permitted Bid and prior to the expiry of that Permitted Bid or other Competing Permitted Bid that satisfies all the criteria of a Permitted Bid except that, since it is made after a Permitted Bid, the Competing Permitted Bid is to remain open until the later of 35 days after the date of such Competing Permitted Bid and the 60th day after the earliest date on which any Permitted Bid or other Competing Permitted Bid was made.

Neither a Permitted Bid nor a Competing Permitted Bid has to be approved by the Board and each may be taken directly to the shareholders of the Company.

Redemption, Waiver and Termination

The Board may, after having obtained the prior approval of the holders of Voting shares or Rights, as applicable, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding Rights at a Redemption Price of $0.001 per Right, appropriately adjusted for anti-dilution as provided in the 2003 Rights Plan.

The Board may waive the application of the 2003 Rights Plan in respect of the occurrence of any Flip-In Event if the Board determines that a person became an Acquiring Person by inadvertence and the Acquiring Person has reduced its beneficial ownership of Voting shares such that at the time of waiver the person is no longer an Acquiring Person.

In the event that a person completes a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board has waived or has been deemed to have waived the application of the 2003 Rights Plan, the Board will be deemed to have elected to redeem the Rights for the Redemption Price, without further formality.

The Board may, prior to the occurrence of a Flip-In Event, waive the application of the 2003 Rights Plan to a Flip-In Event that may occur by reason of a takeover bid made by means of a takeover bid circular to all holders of record of Voting shares, provided that if the Board waives the application of the 2003 Rights Plan to such a Flip-In Event, the Board will be deemed to have waived the application of the 2003 Rights Plan in respect of any other Flip-In Event occurring by reason of any takeover bid made by means of a takeover bid circular to all holders of record of Voting shares prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

If the Board elects or is deemed to have elected to redeem the Rights as described above, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

Certain Canadian Federal Income Tax Considerations

While the matter is not free from doubt, the issue of Rights may be a taxable benefit which must be included in the income of shareholders. However, no amount must be included in income if the Rights do not have a monetary value at the date of issue. The Company believes, and this summary assumes, that the Rights will not have any value at the date they are issued, since there is only a remote possibility that the Rights will ever be exercised.

Assuming that the Rights have no value, holders of Common shares will not be required to include any amount in income or be subject to withholding tax under the *Income Tax Act* (Canada) (the "Tax Act") as a result of the issuance of the Rights and the Rights will be considered to have been acquired at a cost of nil.

Holders of Rights may have income or be subject to withholding tax under the Tax Act if the Rights are exercised or otherwise disposed of.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Rights. Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of acquiring, holding, exercising or otherwise disposing of their Rights having regard to their own particular circumstances and applicable foreign and provincial legislation.

Recommendation of the Board

The Board has determined that the continuation of the 2000 Rights Plan on the terms set out in the 2003 Rights Plan is in the best interests of the Company and the holders of its Common shares.

Accordingly, the Board unanimously recommends that shareholders vote FOR the resolution approving the 2003 Rights Plan set out in Appendix "B".

Required Shareholder Approval

For the 2003 Rights Plan to be effective, the resolution set out in Appendix "B" must be passed by at least a majority of the votes cast at the Meeting.

Unless specified that the shares represented by a form of proxy shall be voted against the resolution, the persons named in the enclosed Proxy Form intend to vote FOR the resolution approving the 2003 Rights Plan set out in Appendix "B".

The Board of Directors reserves the right to alter any terms of, or not proceed with, the 2003 Rights Plan at any time prior to the Meeting in the event that the Board determines that it would be in the best interests of the Company and its shareholders to do so.

Compensation of Executive Officers

The following information relates to amounts paid to the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"), for the year ended October 31, 2002.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation [1,2] Salary		Annual Compensation [1,2] Bonus	Long-term Compensation Options Granted (#) [5]	Long-term Compensation Restricted or Deferred Share Units [6]	All Other Compensation [3,4]	
J. A. Rogers	2002	$ 515,000	$	309,000	60,000	4,900	$	9,137
President & CEO	2001	$ 512,500	$	155,000	47,000	4,000	$	7,274
	2000	$ 491,667	$	175,000	80,000	7,142	$	4,270
E. K. Rygiel	2002	$ 412,500	$	207,500	40,000	3,800	$	9,137
Executive VP, and President	2001	$ 395,833	$	120,000	35,000	3,000	$	7,196
& CEO, MDS Capital Corp.	2000	$ 370,833	$	131,250	60,000	5,358	$	4,128
R. I. Lennox	2002	$ 333,333	$	167,500	32,500	3,100	$	8,314
Group President & CEO,	2001	$ 325,000	$	97,000	25,000	2,600	$	4,850
Pharmaceutical & Biotech Markets	2000	$ 266,394	$	120,000	50,000	3,038		—
J. A. Morrison	2002	$ 333,333	$	167,500	32,500	3,100	$	1,012,023[7]
Group President & CEO,	2001	$ 321,667	$	97,000	25,000	2,400	$	5,718
Healthcare Provider Markets	2000	$ 302,500	$	106,750	42,200	4,358	$	4,430
G. W. Goertz	2002	$ 323,333	$	162,500	32,500	3,000	$	7,140
Executive Vice-President,	2001	$ 308,333	$	95,000	25,000	2,200	$	4,267
Finance & CFO	2000	$ 275,000	$	96,250	40,000	3,928	$	1,880

1 *Pursuant to certain retirement arrangements in respect of the Named Executive Officers, the Company pays or accrues annually in respect of such officers, other than Mr. Goertz, an amount equal to approximately 15% (and in the case of Mr. Goertz 10%) of their respective annual compensation for the year. The arrangements in respect of the Named Executive Officers (other than Messrs. Goertz and Lennox) were consolidated into Registered Compensation Arrangements in 1998 (see Pension Plans). In the fiscal years ended October 31, 2000, 2001 and 2002, $238,951, $241,800 and $292,335, in the aggregate, respectively, were accrued and/or paid pursuant to such arrangements on behalf of such Named Executive Officers.*

2 *The value of perquisites and other personal benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of total annual salary and bonus.*

3 *All figures in this column reflect premiums paid by the Company for term life insurance for each Named Executive Officer.*

4 *The Board of Directors approved a Change of Control Policy in December 2000. The Policy was adopted to ensure that in the event of a change of control of the Company, the Named Executive Officers would be committed to focusing their efforts on maintaining continuity of the business and preserving shareholder value throughout the relevant period. Accordingly, pursuant to the Policy, in the event of a change of control, each Named Executive Officer is committed to continuing in the employment of the Company for a minimum period of 12 months. Pursuant to the Policy, and subject to the foregoing commitment, in the event of a change of control and consequent termination of employment of a Named Executive Officer(s), such officer(s) is/are entitled to, in the case of the CEO, an amount equal to three times and, in the case of the other Named Executive Officers, two and one-half times annual compensation and benefits.*

5 *Stock options may be granted to acquire Common shares of the Company.*

6 *The Company established a mid-term incentive plan to reward senior executives based upon creating shareholder value over a three-year period. The units granted in 2001 and 2002 have not vested and are subject to performance of the MDS Common shares, over the three-year period from the date of the grant, relative to a TSX index (currently the S&P/TSX 60 Index). See Report on Executive Compensation.*

7 *Mr. Morrison is entitled to receive this payment in respect of prior service to the Corporation.*

Option Grants During Fiscal 2002

The following table provides information on options to purchase Common shares granted during fiscal 2002 to the Named Executive Officers under the terms of the Company's Stock Option Plan.

Name	Options Granted (#)	% of Total Options Granted to Employees in Fiscal 2002	Exercise or Base Price ($/Security)[1]	Market Value of Securities Underlying Options on the Date of Grant[2]	Expiration Date[1]
J. A. Rogers	60,000	3.31%	$ 18.90	$ 18.90	Dec. 20, 2011
E. K. Rygiel	40,000	2.21%	$ 18.90	$ 18.90	Dec. 20, 2011
R. I. Lennox	32,500	1.79%	$ 18.90	$ 18.90	Dec. 20, 2011
J. A. Morrison	32,500	1.79%	$ 18.90	$ 18.90	Dec. 20, 2011
G. W. Goertz	32,500	1.79%	$ 18.90	$ 18.90	Dec. 20, 2011

[1] *Stock Options vest or become eligible for exercise at a rate of 20% per year commencing on the first anniversary of the date of the grant. The term of each option is 10 years from the date of grant.*

[2] *The exercise price for Stock Options is based on the market price as established by the Toronto Stock Exchange. Except for the annual grant, market price is the closing price of the shares on the Toronto Stock Exchange on the trading day prior to grant, but in no event less than the closing price on the day of the grant. For purposes of the annual grant of options, the exercise price is the closing price of the shares on the Toronto Stock Exchange on the fifth trading day immediately following public disclosure of the annual financial results.*

Aggregated Option Exercises During Fiscal Year 2002 and Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-end (#)		Value of Unexercised in-the-Money Options at Fiscal Year-end ($)[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
J. A. Rogers	25,000	$ 482,090	367,000	182,000	$ 4,624,784	$ 857,010
E. K. Rygiel	103,000	$ 1,775,091	194,787	134,400	$ 1,926,345	$ 649,168
R. I. Lennox	0	$ 0	25,000	82,500	$ 43,500	$ 171,400
J. A. Morrison	0	$ 0	208,180	101,020	$ 2,612,889	$ 482,839
G. W. Goertz	0	$ 0	37,000	92,500	$ 247,240	$ 419,050

[1] *The closing price on October 31, 2002 of Common shares on the Toronto Stock Exchange was $22.12.*

Pension Plans

The Company has existing Registered Compensation Arrangements ("RCAs") established on behalf of each of the Named Executive Officers, other than Messrs. Goertz and Lennox. According to the RCAs established for Messrs. Rogers and Rygiel, they will be paid on retirement a retirement allowance composed of benefits provided from the following sources: (i) accumulated Company contributions to individual pension plans previously established for them; (ii) existing amounts standing to their credit in their own respective Deferred Profit Sharing accounts; and (iii) the accumulation of contributions of approximately 15% of total cash compensation, reduced by Company individual pension plan contributions. The guaranteed minimum benefit for each such officer on and after age 60 is equal to the greater of 60% of the average three best years' salary and bonus and 2% of this amount for each year of credited service, to a maximum of 70% of the average three best years' salary and bonus.

It is not possible to state the actual amounts that will be payable under the retirement arrangements as such amounts are dependent upon various factors, including future cash compensation and years of service. The following table is therefore included for illustrative purposes and reflects the annual pension benefits that would be payable to the Named Executive Officers on or after age 60, based upon the various remuneration/service combinations described below.

	Years of Service on and After Age 60		
Remuneration ($) [1]	25 Years	30 Years	35 Years
400,000	240,000	240,000	280,000
500,000	300,000	300,000	350,000
600,000	360,000	360,000	420,000
700,000	420,000	420,000	490,000

[1] *Remuneration includes salary and bonus.*

The retirement benefit is payable for the lifetime of the Named Executive Officer with 66⅔% continuing thereafter to the surviving spouse with a minimum of five years of payments.

As of October 31, 2002, the credited service of J. A. Rogers is 29.75 years and of E. K. Rygiel is 31.75 years.

In the case of Mr. Morrison, the Company contributes 15% of his total cash compensation (namely salary plus annual bonus) to the retirement program, which consists of (i) an individual pension plan and (ii) an RCA. The maximum amount allowed by Canada Customs and Revenue Agency is contributed to the individual pension plan, which is a defined benefit pension plan, and the remainder is contributed to the RCA. Mr. Lennox is entitled to a company pension contribution equal to 15% of his total cash compensation, and Mr. Goertz is entitled to a company pension contribution equal to 10% of his total cash compensation. The maximum amount allowed by Canada Customs and Revenue Agency is contributed to a defined contribution plan and the Company makes a book reserve for the remainder.

Report on Executive Compensation

The Company's Human Resources & Compensation Committee consists of four unrelated or independent directors.

The Committee's terms of reference include reviewing management compensation principles and practices, reviewing and recommending to the Board the CEO's compensation and reviewing and approving the compensation of senior officers reporting to the CEO.

In its review process, the Committee has access to studies and advice from independent compensation consultants. These studies provide market comparisons for comparator groups consisting of a peer group representing a cross-section of organizations of comparable size to MDS, in terms of revenues and employees, and organizations competing in the health care, pharmaceutical and high technology industries.

The total compensation program for the executive officers is composed of four components: base salary and pension; an annual variable compensation plan; a mid-term compensation plan; and a long-term compensation plan. In establishing the various components of total compensation, the objective of the Committee is to set target levels which, over time, will in total be comparable to those of the comparator groups, but with a greater emphasis on the at-risk components of total compensation.

The base salaries of executive officers are reviewed annually and established with reference to the median of the comparator groups. In addition, annual contributions or accruals are made into retirement fund arrangements (see *Pension Plans* above).

The annual variable compensation plan at the senior executive level, other than the Chief Executive Officer, consists of the payment of a bonus and is based on the achievement of corporate goals and objectives, both financial and non-financial. The financial component is based on the achievement of earnings targets relative to the Company's annual business plan, while the non-financial component is based on the development and successful implementation of strategies that will position the Company to achieve its long-term goals. The components of the bonus consist of both target and exceptional performance. The target bonus level is 37.5% and the combined target and exceptional bonus level is 50% of per annum salary. For the 2002 fiscal year, a 50% average bonus was earned and approved at the senior executive level, as compared with 30% in fiscal 2001.

The mid-term incentive plan is designed to reward senior executives of the Company for creating shareholder value that meets or exceeds the returns of an appropriate index on the Toronto Stock Exchange (currently the S&P/TSX 60 Index) over a three-year period. Historically, participating executives were awarded units on November 1st each year that vested based on the performance of the MDS Common shares relative to the increase in such index over the three-year period. Effective fiscal 2003, the awards will be made on January 1st of the current fiscal year (i.e., for fiscal 2003, awards will be effective January 1, 2003). Units that do not vest are forfeited and no value is paid to the participant. Before the units are allocated, each participating executive has the option of receiving any vested units as either Restricted Share Units or Deferred Share Units. If the executive elects Restricted Share Units, any vested units will be paid in cash at the time of vesting; if the executive elects Deferred Share Units, payment for any vested units shall be deferred until the executive's employment with the Company ends, at which time the value of the vested units will be determined based on the price of MDS Common shares on the last day of the participant's employment and paid to the participant in cash.

The long-term compensation plan, which is intended to reinforce management's commitment to long-term increases in both profitability and shareholder value, consists of the award of stock options. Stock option grant levels are based mainly on competitive practice of the comparator groups.

The overall compensation program described above applies equally to the Chief Executive Officer. John Rogers' base salary was established after review of comparator groups. The overall financial terms are considered reasonable and necessary to retain him in that capacity.

Mr. Rogers' short-term incentive plan provided a target award of 45% of annual base salary and a maximum award of 60% of annual base salary, based on the achievement of corporate and individual goals for the fiscal year. For fiscal 2002, Mr. Rogers was awarded a bonus of 60% of his annual salary, reflecting both the performance of the Company in 2002 and his contributions, as compared with 30% in fiscal 2001.

Mr. Rogers was also granted options to purchase Common shares at the then current market price, on the terms and conditions of the Company's Stock Option Plan. See *Option Grants During Fiscal 2002* above.

There were no outstanding loans to executive officers or directors of the Company as at October 31, 2002.

The foregoing Report on Executive Compensation is submitted by the Human Resources & Compensation Committee of the Board:

Clarence J. Chandran
John R. Evans

Wendy K. Dobson
Mary Mogford

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common shares on October 31, 1997, with the cumulative total return of the Toronto Stock Exchange 300 Stock Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

Total Return Index Values



210
190
170
150
130
110
90
70
50
97
98
99
00
01
02
MDS Common Shares
S & P / TSX Composite Index

Assuming an investment of $100 and the reinvestment of dividends.

Effective March 7, 2000, Class A and Class B shares were reclassified as Common shares.

The reclassification ratios were 1.000 for 1.050 and 1.000 for 1.000 respectively.

Compensation of Directors

As at the date of this Circular, there are 10 directors of the Company. Eight directors are independent or unrelated and are remunerated by the Company in their capacity as directors. Their total remuneration, including director and committee fees, was $276,500 in fiscal 2002. The Company pays its independent directors an annual retainer of $16,000, a meeting fee of $1,250 for regular director meetings, $500 for telephone meetings and $750 for each committee meeting of the Board held on the same day as a Board meeting. If not held on the same day, they are paid $1,000 for committee meetings. In addition, the Chairs of committees receive an annual retainer of $3,000. One of the current directors, Mr. Michael Warren, will not be standing for re-election at the Meeting.

During fiscal 2002, the Board of Directors held nine board meetings, some by way of teleconference, four Audit Committee meetings, four Human Resources & Compensation Committee meetings, one Corporate Governance & Nominating Committee meeting and two Environment, Health & Safety Committee meetings. The information set out below reflects the number of board meetings held and attendance thereat by the board members, during the period November 1, 2001 to October 31, 2002. As there was a turn-over in committee members in March 2002, the number of committee meetings held and attended by members is only for the period from March 2002 to October 31, 2002.

Summary of Attendance

	Board Meetings November 2001 – October 2002		Committee Meetings March 2002 – October 2002	
Director	Held	Attended	Held	Attended
Clarence J. Chandran	9	7	3	2
Wendy K. Dobson	9	6	3	3
William A. Etherington	9	9	3	3
Dr. John R. Evans	9	8	3	3
Wilfred G. Lewitt	9	8	2	2
Robert W. Luba	9	9	3	3
Mary Mogford	9	8 [1]	4	4
John A. Rogers	9	9	n/a	n/a
Nelson M. Sims	9	7	4	4

[1] *Ms. Mogford's absence from the one meeting was the result of a conflict of interest with respect to the matter brought before the meeting.*

MDS has taken steps to align more closely the interests of its independent directors with those of its shareholders. Since November 1, 1999, the directors have the option of receiving 100% of their total compensation, or 100% of their annual retainer, in the form of share units under the MDS Inc. Deferred Share Unit Plan for Non-Executive Directors. A majority of the independent directors have elected to receive all of their compensation under the plan.

Under the terms of the plan, on the last day of each fiscal quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the elected deferral is credited to the account maintained by the Company for each outside director who has elected to participate in the plan. Periodically, on each MDS share dividend payment date, dividend-like credits in the form of share units are added to each participating director's account maintained under the plan, to reflect dividends on MDS shares. No shares are purchased on the open market under the plan until such time as a director leaves the Board of Directors. At such time, the director will receive, at his/her discretion, net of any applicable withholdings, either (i) a lump sum cash payment, or (ii) a number of shares purchased on the open market equal to their credit balance under the plan.

Stock Options Issued to Directors

The independent directors are participants in the MDS Stock Option Plan. The following stock options for Common shares were issued to outside directors in fiscal 2002:

	Number of Stock Options Granted	Number of Stock Options Exercised/Repurchased
C. J. Chandran	3,000	0
W. K. Dobson	3,000	0
W. A. Etherington	3,000	0
J. R. Evans	3,000	0
R. W. Luba	3,000	0
M. Mogford	3,000	0
N. M. Sims	3,000	0
R. M. Warren[1]	3,000	0

[1] *Mr. Warren is not standing for re-election at the Meeting.*

The maximum number of shares to be reserved for options granted to independent directors has been fixed at 0.6% (six tenths of one percent) of the issued and outstanding shares of the Company. Stock options issued to or exercised by directors who are Named Executive Officers of the Company in fiscal 2002 are set out in the tables *Option Grants During Fiscal 2002* and *Aggregated Option Exercises During Fiscal Year 2002 and Year-end Option Values.*

Directors' and Officers' Liability Insurance

MDS provides insurance for the Company, its affiliates, subsidiaries, joint ventures and their directors and officers, against liability incurred by them in their capacity as a director or officer of the Company.

The insurance policy provides coverage of US$110,000,000 to each company and to each director and officer of the Company. Each loss or claim is subject to a US$500,000 deductible. The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations. The total annual premium for the directors' and officers' liability policy is US$890,000, which is paid in full by the Company, subject to policy conditions.

Corporate Governance Policies and Practices

Strong, effective corporate governance has been and remains a key priority for MDS, as indicated in the Annual Report, in the Chair's statement and the Company's review of its overall approach and commitment to corporate governance. Key governance policies and practices are outlined below, and are accessible on the Company's website at www.mdsintl.com/about_governance.asp. The Board's charter (or terms of reference) setting out the principal responsibilities of the Board is also accessible on the website.

Board Membership, Independence and Alignment

As discussed in the Annual Report, the Company believes that a strong and independent board is fundamental to effective corporate governance, and the proportion of independent, outside directors has increased over the past years. At present, eight of the Company's 10 directors are independent and unrelated: their sole relationship with the Company is as members of the Board, and as shareholders.

Brief biographies of the directors, listing their affiliations and directorships, are included in the Annual Report, and indicate the collective breadth and scope of their experience which makes a major contribution to the Company and its global operations.

Since 1996, the positions of Chair and Chief Executive Officer have been separate. In addition, the Board has a lead director, Dr. John Evans, who is an independent director, to preserve the independence of the Board relative to management and to Chair in camera meetings of all outside directors following every Board meeting.

All directors, including the Chair and the Chief Executive Officer, are shareholders of the Company. The Board has established a guideline providing for each unrelated or independent director to own shares (which include deferred share units) in the Company with a value of not less than five times his/her annual retainer. Directors are given three years to accumulate such ownership position. In addition, as noted earlier, MDS has established a Deferred Share Unit Plan for Non-Executive Directors, which allows independent directors the option of receiving 100% of their total compensation or 100% of their annual retainer in the form of deferred share units. As of the date of this circular, a majority of the independent directors are receiving all of their compensation in this manner.

Board Orientation and Continuing Education

New directors are introduced to the various businesses of the Company through a comprehensive orientation program, including meetings with the senior executives at both the corporate and operating levels and tours of the principal business operations. In addition, the Board holds meetings each year at various operating offices, at which management reviews with the Board their strategies, plans and other initiatives, and the Board has the opportunity of meeting and interacting with a broader range of the Company's employees. In addition, the Board regularly receives relevant articles, reports and other papers impacting the health and life sciences market, the Company's particular businesses, strategy and governance.

Board and Director Evaluation

Like any process, corporate governance practices must be reviewed and challenged on a regular basis to ensure that they are relevant and effective for the Company. In that regard, the Corporate Governance & Nominating Committee prepares and reviews detailed questionnaires, completed by all Board members on a recurring basis, to evaluate and improve the Board's and management's conduct of corporate governance. The questionnaire seeks to rate performance in such areas as quality and content of information (such as financial, industry, risk, competition), communication (such as strategy and stakeholder issues or concerns) and dialogue, as well as Board and committee structure, participation and contribution. The questionnaire seeks guidance, input and recommendations from each individual Board member. Board recommendations become a key accountability of senior management, and regular monitoring and progress reports are provided to the Corporate Governance & Nominating Committee. The Company conducts surveys every two years. The next survey will be conducted in 2003. The lead director and the Chair meet annually with individual directors to review their individual performance. The Company and the Board have found this process to be a helpful tool for constructive change.

Term and Tenure

Given the size and international nature of the Company and the speed of change in the industry, the Corporate Governance & Nominating Committee has established guidelines on both term and normal retirement age. The usual expectation is for Board members to serve for no more than nine years (three 3-year terms). In addition, the normal retirement age for Board members is 70. In both cases, however, the Committee has discretion to invite a member to continue on the Board, having regard to the Company's needs. The Committee reviews on a regular basis the makeup of the Board and particular skill sets which would be beneficial to the overall strategy and evolving business of the Company.

Meetings and Strategic Planning

The Board continued to meet actively in fiscal 2002. There were nine Board meetings, some by way of teleconference.

The Company annually holds a one- or two-day off-site meeting involving the Board and senior management devoted strictly to the Company's strategic direction. The Board is actively involved on an ongoing basis in reviewing, providing input on and approving the Company's overall strategic plan, business plan and strategic investments.

Risk Management

The Board plays a role in risk management principally through the Audit and Environment, Health & Safety Committees. Programs have been established to consider and manage operational, strategic, technological, scientific, reputational, environmental health and safety and other risks to the Company's businesses. These are reviewed with the committees on a regular basis.

Shareholder Communications

MDS has established a Disclosure Committee consisting of the Chief Financial Officer, Vice-President, Investor Relations and Corporate Communications, and the General Counsel and Corporate Secretary, with the objective of having a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of all material information to all of the Company's stakeholders.

The Board, its Audit Committee or its Disclosure Committee, as the case may be, review and approve external communications, including this Circular, the Annual Report, the Annual Information Form as well as Interim Financial Reports, Management Discussion and Analysis and Releases. The Chief Executive Officer, Chief Financial Officer and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media and, at least once a year, MDS holds an Investor Relations Conference for investors and analysts. All shareholders now have the ability to participate live through an audio webcast. These conference calls and investor conference presentations are also made available in archived format on the MDS website.

In addition, MDS's Corporate Communications department provides a regular flow of information on MDS activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company's website. In this manner, MDS is able not only to communicate developments on a timely basis to its stakeholders, but also to receive and respond to concerns or recommendations.

The Committees

As previously described, to effectively carry out certain of its responsibilities, the MDS Board has delegated some of its duties to specific committees of the Board. Each of the committees has written terms of reference which set out their principal duties and responsibilities and which are reviewed annually. The Audit, Corporate Governance & Nominating and Human Resources & Compensation Committees are comprised entirely of independent or unrelated directors. The composition of each committee is reviewed periodically to generate fresh input and diversity of expertise. The existing committees and their responsibilities are as follows:

Audit Committee – Terms of Reference

> **Financial Disclosure Issues** — reviewing and approving quarterly Financial Statements, accounting policies that affect the statements, the quarterly MD&As, the overall format and content of the quarterly statements and the associated press release; reviewing and approving the overall format and content of the annual Financial Statements, accounting policies that affect the statements, annual MD&A and associated press release; reviewing significant issues affecting financial reports; reviewing emerging GAAP developments that could affect the Company and understanding how management develops interim financial information and the nature and extent

of external audit involvement; reviewing the Annual Report for consistency with the financial disclosure referenced in the annual Financial Statements; submission of annual Financial Statements to the Board for approval; reviewing and approving the Annual Information Form;

- **Internal Control —** considering the effectiveness of the Corporation's internal controls over financial reporting and related information technology, security and control; reviewing the audit plans, scope and proposed audit fees; reviewing the extent of non-audit services provided by the audit firm that may impact objectivity or independence; reviewing with the auditors any issues or concerns related to any internal control systems in the process of the audit; discussing with the auditors the results of the audit, any changes in accounting policies or practices and their impact on the financials, as well as any items that might significantly impact financial results; separately meeting with the auditors, apart from management, at least once a year; reviewing with management, external auditors and legal counsel any material litigation claims or other contingencies, including tax assessments and adequacy of financial provisions, that could materially affect financial reporting;
- **Risk Management —** identifying and overseeing the management of the principal financial risks that could impact the financial reporting of the Corporation; reviewing and monitoring the processes in place for identifying principal risks and reporting thereon to the Board;
- **Corporate Finance —** reviewing with management and reporting to the Board on significant financial matters affecting the Company;
- **General —** recommending the reappointment of external auditors and examining any reasons for any proposal to change the current auditors; reporting through its Chair to the Board following meetings of the Committee; reviewing annually the terms of reference of the Committee and confirming that all responsibilities have been carried out; evaluating the Committee's and individual members performance on a regular basis; having the right to engage outside resources including legal counsel and other experts at the cost of the Company.

None of the Audit Committee members receives any compensation from the Company other than director and/or committee fees and expenses. The Board believes that all of the Audit Committee members are financially literate and that the Chair, Robert Luba, who was formerly President & CEO of Royal Bank Investment Management Inc., Executive Vice-President, Corporate Finance of Crown Life Insurance Company and Vice-President, Finance & CFO of John Labatt Limited, has the requisite accounting and financial management experience to act as Chair. Mr. Luba serves on the audit committees of four other public companies. The Board believes that Mr. Luba's service on such other committees brings valuable insight and perspective in his role as Chair of the Company's Audit Committee.

Human Resources & Compensation Committee – Terms of Reference

- reviewing human resources development, organization structure and compensation principles and practices and approving any significant changes to structure or principles and practices;
- reviewing and reporting to the Board on annual objectives against which to assess the CEO and on its assessment of the CEO's performance against those objectives;
- reviewing and making recommendations to the Board on the compensation of the CEO and reviewing and approving the compensation of senior officers reporting to the CEO;
- reviewing and reporting to the Board on the Company's succession planning process for the CEO and senior officers reporting to the CEO;
- reviewing employee compensation and stock equity plans, including stock option and stock purchase plans, and approving changes to such plans, provided that any plan amendments that will have a material cost increase or material effect on the employees require Board approval;
- reviewing and recommending to the Board the form and adequacy of compensation for independent directors;

> administering the Company's Employee Stock Option and Stock Purchase Plans and such other equity-based plans as may be delegated to it from time to time by the Board;
> evaluating periodically the competitiveness of the cash and equity compensation programs for senior management and non-employee directors and initiating action or making recommendations to the Board as appropriate;
> reporting on an annual basis to the Board and shareholders the principles and practices of the Committee for determining executive compensation;
> conducting an annual performance evaluation of the Committee;
> reporting to the Board on a regular basis the principal matters and activities considered or carried out by the Committee;
> engaging, where appropriate, independent consultants to advise the Committee on any of the above matters.

Corporate Governance & Nominating Committee – Terms of Reference

> monitoring the appropriateness of the Company's governance systems with regard to external governance standards and with emphasis on "continuous improvement";
> reviewing regularly the effectiveness of the Board of Directors and its committees in meeting governance objectives and in its relationship with management of the Company;
> reviewing the makeup and needs of the Board of Directors, identifying and recommending candidates for Board membership and determining the terms of service of directors;
> conducting an annual performance evaluation of the Committee;
> considering and, if appropriate, approving engagement of outside advisors by any director at the Company's expense.

Environment, Health & Safety Committee – Terms of Reference

> reviewing and monitoring environment, health and safety performance of MDS operations;
> reviewing and monitoring compliance with environmental laws and regulations;
> reviewing and assessing the environmental and health and safety management system of the Company and encouraging the ongoing development of environmentally and economically sound practices within its operations;
> promoting environmental awareness among employees and customers;
> conducting an annual performance evaluation of the Committee.

The terms of reference of each of the committees may be reviewed on the Company's website under Corporate Governance.

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and executive officers. These blackout periods apply to all securities whether held directly or in any equity compensation plan. There are no separate blackout periods related to plan participants.

Directors and executive officers will continue to report any trade in securities of the Company within 10 trading days of any transaction, as provided for under the Toronto Stock Exchange ("TSX") rules.

Equity Compensation Plans

All plans of the Company which provide for the issuance of treasury shares to participants have been approved by the Board and the Toronto Stock Exchange. Pursuant to the Toronto Stock Exchange rules, any material changes to such plans require shareholder approval.

Business Conduct and Ethics

The Company's business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. Ethical behaviour is everyone's responsibility at MDS, not simply that of senior financial or other officers. The Company has established policies governing such areas as employment practices, business practices and conflicts of interest. In addition, several of its major business units have specific policies or codes governing ethical and business conduct. The Company is currently reviewing and consolidating these various policies into Global Business Practices Standards which will, when completed, be made available for review on the Company's website. The Standards will include expected ethical practices applicable to all employees, including the senior officers of the Company.

The Board and senior management believe that the Company's current governance practices are appropriate and fundamental to the overall success of the Company, and comply in all material respects with all requisite regulatory requirements and guidelines of the Toronto Stock Exchange and the recently published Standards of the New York Stock Exchange which are currently in force. Any material differences have been noted in this circular, and to the extent there are differences between the Canadian and US requirements, the Company has determined to follow the Canadian requirements. None of such differences are, in the Company's view, material.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals must be submitted no later than October 17, 2003 to be considered for inclusion in next year's management proxy circular for the Company's 2004 Annual Meeting of Shareholders.

Approval by Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.



Peter E. Brent
Senior Vice-President & General Counsel and Corporate Secretary

January 17, 2003

APPENDIX "A"

Resolution of the Shareholders of MDS Inc.

General Bylaw

RESOLVED that Bylaw 1-2002 of MDS Inc. in the form approved by the Board of Directors is hereby confirmed as a bylaw of MDS Inc.

APPENDIX "B"

Resolution of the Shareholders of MDS Inc.

Shareholder Rights Plan

Resolved That:

1. the shareholder rights plan of the Company be continued and the amended and restated shareholder rights plan agreement to be made as of March 6, 2003 between the Company and CIBC Mellon Trust Company (the "Rights Agent"), which amends and restates the shareholder rights plan agreement dated as of March 3, 2000 between the Company and the Rights Agent (the "2000 Rights Plan") and continues and amends the Rights issued under the 2000 Rights Plan, be and is hereby ratified, confirmed and approved; and
2. any director or officer of the Company and each of them is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

MDS Inc.
100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsintl.com

MDS

Science advancing health

2002 ANNUAL REPORT

FINANCIAL REVIEW

Introduction

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2002 and its financial position as at October 31, 2002. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow this document. For additional information and details, readers are referred to the quarterly financial statements and quarterly MD&A for fiscal 2002 and the Company's Annual Information Form (AIF), all of which are published separately.

This MD&A is intended to provide readers with the information that management believes is important to an understanding of MDS's current results and to assessing the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements. These forward-looking statements are affected by risks and uncertainties that are discussed in this document as well as in the AIF. Readers are cautioned that actual events and results will vary.

In our MD&A and elsewhere, we separately discuss the results of our core businesses in the Life Sciences and Health segments from those of 89%-owned MDS Proteomics Inc. (MDS Proteomics). Our core businesses generate cash flow and operating results that are consistent with other well-established businesses in their markets. MDS Proteomics does not generate significant revenue and is incurring substantial operating losses and negative cash flow as it builds its business. We believe that mixing the results of MDS Proteomics with those of our core businesses gives a potentially misleading picture of the results of our businesses and we therefore discuss MDS Proteomics separately.

Earnings per share before goodwill amortization and other figures that are reported separately for our core businesses and for MDS Proteomics include all items required to be included under generally accepted accounting principles. We believe that disclosing the components of earnings per share along with the consolidated results provides information to readers to enable them to better understand the fundamental trends affecting our businesses. We provide a table in this document that summarizes earnings per share figures for comparison to amounts reported on the face of the income statement.

Overview

MDS is a global health and life sciences company. MDS provides a range of services and manufactures and sells a variety of products designed to improve the health and well-being of people worldwide. Our primary customers are pharmaceutical and biotechnology companies and health care providers such as doctors and hospitals. Our products and services include:

1. radioisotopes used for nuclear medicine and for sterilization;
2. advanced analytical instruments based on mass spectroscopy used primarily in drug development;
3. pharmaceutical research and development services;
4. diagnostic laboratory testing services; and,
5. distribution of medical supplies and equipment.

In addition, through MDS Proteomics, we conduct research in proteomics, the science of protein-to-protein interactions.

Fiscal 2002 was an important year for MDS and we are pleased with the results we achieved. It was a year in which we gained significant traction in our pharmaceutical research markets, delivering 18% revenue growth over the prior year. In addition, we achieved 36% revenue growth in analytical instruments. Growth in these markets led to a 28% increase in operating income for the core business segments.

These achievements, along with other important fiscal 2002 events, are discussed in more detail later in this report.

Critical Accounting Policies

The financial statements of MDS are prepared within a framework of generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in note 1 to the financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to MDS are discussed below.

i. Revenue Recognition

MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

The majority of our products are sold on terms that require our customers to take ownership of goods upon either shipment or delivery. Revenue is recognized on these transactions at the time title passes to the buyer. Product returns and exchanges and warranty obligations are insignificant in our product-based businesses.

Certain of our products, particularly some related to cobalt sterilization, involve longer production or delivery schedules and may require formal approval or acceptance by our customers. Approval may not be received until some time after the product has been shipped and title typically does not pass to our customer until the acceptance has been received. In these cases, revenue is recognized once we have completed all of our obligations under the contract, subject to a reasonable provision set by management to cover any identifiable future costs. Such provisions tend not to be material and we have not historically incurred costs significantly in excess of our provisions, nor have we failed to achieve customer acceptance within reasonable periods of time.

Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature and terms of services to be provided.

Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested service and have the right to bill our customer.

Revenues for services provided under long-term contracts are recognized on a percentage-of-completion basis, usually pro rata based on the incurrence of cost. To calculate revenue, we must estimate the total revenue and total cost (including all costs to complete) of the contract, as well as the actual stage of completion. The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates. If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

Consolidated Revenues
($ billions)


1.0
1.1
1.4
1.6
1.8
98
99
00
01
02

Revenue that is recognized but not yet billed is recorded in inventory as *service contracts work in process*. Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made. This review also considers the recoverability of all amounts recorded as work in process. If recoverability is in doubt, the value of work in process is reduced to the expected recoverable amount by a charge to income.

In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services. The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liability section of the statement of financial position.

ii. Valuation of Long-Term Investments

MDS maintains portfolio investments in a number of public and private companies. These investments are accounted for at cost or by the equity method. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

iii. Valuation of Goodwill

Effective with the beginning of fiscal 2002, companies were no longer required to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually. To assess goodwill, the estimated fair value of the reporting unit or business to which the goodwill relates is compared to the carrying value (including goodwill) of the reporting unit. In the event that the fair value of a reporting unit is determined to be less than its carrying value, and the shortfall relates to the carrying value of goodwill, the carrying value of the goodwill is reduced by a charge to income.

Assessing the fair value of a business requires that management make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result.

We completed an assessment of goodwill upon adoption of the new standards at the beginning of fiscal 2002 and again at year-end. No reduction in the carrying value of goodwill was required based on this review.

iv. Income Taxes

MDS operates globally and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of income is based on a number of different estimates made by management. Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on our statement of financial position.

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carryforwards and the future tax depreciation of capital assets is assessed at each quarter-end and a valuation reserve may be established. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

v. Capital Assets

Capital assets are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets.

Costs incurred on assets under construction are capitalized as construction-in-progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service. At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted expected net future cash flow generated by the assets. If there is no

Capital Expenditures
($ millions)



94
143
135
115
152
98
99
00
01
02

Research & Development
($ millions)


61
47
32
15
8
98
99
00
01
02

reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates about future cash flows.

vi. Research and Development

Costs incurred for research are expensed as incurred. If management expects that a new product has a reasonable likelihood of future commercial success and decides to proceed with product development, costs are capitalized during the remainder of the development process. These costs are identified as deferred development costs and are recorded with long-term investments and other on the statement of financial position. Once a product enters commercial production, deferred development costs are amortized over the estimated product life, generally three to seven years.

Management undertakes a periodic review of all projects on which deferred development costs have been recorded to determine if the carrying value of the costs can be recovered from the undiscounted expected net future cash flow generated by sales of the product. If there is no reasonable expectation that the costs can be recovered, the carrying value of the deferred costs is reduced and the excess charged to income. This process of estimation is subject to significant judgment, in particular about the price and direct cost of the product, as well as its expected market acceptance. Deferred product development costs generally relate to products on which we have traditionally earned a high gross margin. We have not historically recorded any material charges to reduce the carrying value of our deferred product development costs.

Fiscal 2002 Operating Results

Fiscal 2002 was a year of significant revenue growth as consolidated revenues rose 10% to $1.8 billion. Revenue growth was attributable primarily to our pharmaceutical and biotechnology customers, and revenues from our research services and analytical instrument businesses increased 18% and 36%, respectively, over the prior year. This strong performance contributed to a 38% increase in consolidated operating income for the year.

Summary of Consolidated Results	2002	2001	Change	2000	Change
Revenues	**1,792**	1,636	**10%**	1,435	14%
Operating income	**212**	154	**38%**	178	(13%)
Earnings per share	**$ 0.75**	$ 0.83	**(10%)**	$ 1.01	(18%)

[Tabular amounts are in millions of Canadian dollars, except where noted. Earnings per share throughout this report refers to earnings per share before goodwill amortization.]

Reported earnings per share are affected by a number of items. The table below provides a breakdown of the components of earnings per share to assist you to gain an understanding of the effect of events and transactions that occurred each year.

	2002	2001	2000
Earnings per share from core businesses	**$ 1.02**	$ 0.70	$ 0.75
MDS Proteomics operations	**(0.27)**	(0.17)	(0.05)
Dilution gains on shares issued by MDS Proteomics	**—**	0.33	0.29
Restructuring charges	**—**	(0.16)	(0.11)
Pre-acquisition investment tax credits	**—**	0.13	—
Capital gains on sale of investments	**—**	—	0.13
	$ 0.75	$ 0.83	$ 1.01

Segment Operating Results

Revenues

Life Sciences—Overall, Life Sciences revenues grew 14% this year compared with 16% for fiscal 2001 over fiscal 2000. Particularly strong performances from research services and analytical instruments were the main factors in these increases. Fiscal 2002 growth was organic as no new businesses were acquired during the year. The comparison of 2001 to 2000 is affected by the acquisition of Phoenix International Life Sciences part way through fiscal 2000.

	2002	2001	**Change**	2000	Change
Gamma sterilization	**61**	62	**(2%)**	71	(13%)
Nuclear medicine	**212**	201	**5%**	185	9%
Therapy systems	**70**	80	**(13%)**	77	4%
Isotopes	**343**	343	**—**	333	3%
Bioanalytical and early clinical	**224**	203	**10%**	173	17%
Clinical research and central lab	**162**	133	**22%**	82	62%
Discovery and preclinical	**122**	94	**30%**	75	25%
Pharmaceutical research services	**508**	430	**18%**	330	30%
Analytical instruments	**217**	160	**36%**	143	12%
Total	**1,068**	933	**14%**	806	16%

Our gamma sterilization business has been affected since 1999 by a restriction in supply of cobalt-60, the radiation source for this business. Our revenues from gamma sterilization are not expected to increase substantially until late in fiscal 2003 when we anticipate new cobalt will be shipped from the Pickering nuclear reactors owned by Ontario Power Generation.

Sales in nuclear medicine have remained steady, growing 5% this year. In recent years, increased global availability of certain isotopes has served to limit pricing in some markets, acting as a constraint on revenue growth. We were pleased this year when Zevalin, a radiolabelled therapeutic agent developed by IDEC Pharmaceuticals Corporation for the treatment of non-Hodgkin's lymphoma that contains our yttrium-90 isotope, received FDA approval. Sales of Zevalin began in the spring but have been slow as the US Medicare reimbursement code was not effective until

Life Sciences Segment Revenue
($ millions)


1,068
933
806
593
451
98
99
00
01
02

October 2002. Acceptance of this new treatment has been encouraging and we expect to experience better revenue growth in this market in 2003. Zevalin is the first radiotherapeutic to be approved in the US and we are working with a number of biotechnology companies to develop other radiolabelled compounds.

Revenue growth in therapy systems has been negligible and in June 2002 we sold our high dose rate brachytherapy business for $17 million. No gain or loss arose from the transaction. The business contributed about $14 million of revenue annually and the sale of the business caused the drop in therapy systems revenues. Within therapy systems, our Oncentra treatment planning system continues to generate increased market interest and there are now 25 projects globally that involve the installation of the system. We are encouraged with the growing interest in our system and are hopeful that this will translate into further orders in fiscal 2003.

Fiscal 2002 was a particularly satisfying year for MDS Pharma Services after the difficult year of integration and competitive and regulatory changes that affected the business in 2001.

During the year, we experienced solid sales growth in all of the lines of business that make up MDS Pharma Services and the return to our traditional market share within the generic pharmaceuticals markets anchored this growth. Revenue growth in bioanalytical and early clinical in 2002 was heavily leveraged to this group of customers.

In comparing fiscal 2001 to the prior year, we note that revenues from generic customers fell in the early part of 2001, partly as a result of consolidation in the industry and regulatory changes that reduced the amount of testing required prior to approval. In addition, our own integration efforts that year affected our ability to execute our business plan. Combined, these factors caused a 43% drop in generic revenues in 2001. This decline offset the otherwise significant increase in research services revenues between fiscal 2000 and fiscal 2001 that resulted from the acquisition of Phoenix part way through fiscal 2000.

In fiscal 2001, we launched the API 4000 model of mass spectrometers, an event that propelled substantially improved revenues in the latter half of that year and drove revenues from analytical instruments up 12% compared to 2000. Sales strength for the new model has been maintained in fiscal 2002 and, overall, instruments revenues are up a further 36% to $217 million. Sales of the API 3000 remained strong in fiscal 2002. On a combined basis, unit sales of high-end equipment were up one-third, year over year.

During the second quarter of this year, the ABI/MDS Sciex partnership secured a significant court decision when a US judge found Micromass (a division of Waters Corporation), a major competitor in many of our instrument markets, to have violated certain key patents covering technology we developed and use in the API line of mass spectrometers. Under the judgment, Micromass must pay the partnership US$52 million and has been ordered to cease selling the infringing equipment in the US. Micromass has appealed the judgment but, pending the hearing of the appeal, continues to be bound by the injunction. We are currently pursuing legal remedies in other jurisdictions as well.

Micromass does not produce equipment that competes with the sensitivity of the API 4000, and this judgment helped us to maintain sales volume of the API 3000 in the US. Our 50% share of the award has been treated as a contingent gain and it has not been recorded at this time.

Health—Diagnostics revenues were up 11% compared to fiscal 2001. Distribution revenues from continuing businesses were up marginally; however, reported distribution revenues dropped 13% as a result of the sale of MDS Matrx to a management-led group in the second quarter.

	2002	2001	**Change**	2000	Change
Canadian laboratories	**390**	357	**9%**	336	6%
US laboratories	**141**	123	**15%**	90	37%
Diagnostics	**531**	480	**11%**	426	13%
Distribution	**190**	220	**(14%)**	201	9%
Total	**721**	700	**3%**	627	12%

Canadian laboratory revenues have gradually strengthened as we now have fee agreements in place in each of our significant provincial markets. During fiscal 2002, we completed fee negotiations in our second largest market, British Columbia. This new agreement provides for a fee increase. The agreement covers the period since April 2001.

No new US laboratory partnerships were completed in fiscal 2002. We continued to manage the Duke University Health System laboratories under contract, covering other aspects of the business relationships. We also entered into a new relationship with Associated Regional and University Pathologists Laboratory (ARUP) in Utah. Under this agreement we will send esoteric testing from our US hospital network to ARUP and they will promote MDS to their current hospital client base.

In fiscal 2001, we bought out our partner in Hudson Valley Laboratories, a venture that we had previously accounted for on a proportionately consolidated basis. This change in accounting basis, combined with the Duke management fees, accounted for the increase over fiscal 2000.

Distribution revenues at 50%-owned Source Medical are up 3% compared to last year. The modest change was a result of the loss of the Baxter Canada distribution agreement last year. While this contract loss was largely offset by new and more profitable contracts by year-end, revenue growth in the early part of fiscal 2002 was affected.

During the second quarter of 2002, we sold our interest in MDS Matrx, a business that was not generating adequate returns and generated revenues of $46 million in 2001.

Operating Income

	2002			2001			2000		
	Revenues	**Operating Income (loss)**	**Operating Margin**	Revenues	Operating Income (loss)	Operating Margin	Revenues	Operating Income (loss)	Operating Margin
Life Sciences	**1,068**	**205**	**19%**	933	143	15%	806	148	18%
Health	**721**	**59**	**8%**	700	64	9%	627	42	7%
Core businesses	**1,789**	**264**	**15%**	1,633	207	13%	1,433	190	13%
Proteomics	**3**	**(52)**	**n/m**	3	(53)	n/m	2	(12)	n/m
	1,792	**212**	**12%**	1,636	154	9%	1,435	178	12%

n/m—not meaningful

Health Segment Revenue
($ millions)


551
589
627
700
721
98
99
00
01
02

Life Sciences—Life Sciences operating income increased 43% this year. The operating margin increased to 19%. Strong performance in analytical instruments and research services drove this margin gain. Sales of high-end analytical instruments generate high margins. Similarly, revenue growth in bioanalytical and early clinical research services produces higher margins due to the high fixed-cost nature of those businesses. Growth in service revenue from generic drug customers accounts for a major portion of the operating margin improvement. This reversed the impact that was felt on operating margins in fiscal 2001 resulting from reduced volume from this customer group.

Operating income for Life Sciences includes our share of the net management fee income and investment gains earned by MDS Capital Corp. For 2002, this amounted to $6 million, compared to $2 million in 2001 and $3 million in 2000. The increased income for 2002 principally reflects an investment gain earned by MDS Capital Corp. on the sale of its interest in Drug Royalty Corporation in the second quarter.

Health—Diagnostics revenue growth led to higher operating income within the Health segment. This increase was offset though by declining operating income at Source Medical due to the loss of the Baxter contract and the disposal of MDS Matrx that resulted in a loss of $7 million. Setting aside the loss on the sale, operating income for the segment increased 3% and the operating margin was in line with 2001. Better fee agreements achieved in the Canadian diagnostics business since 2000 account for the improved margins since that year.

Proteomics—The operating loss from MDS Proteomics was $52 million, level with last year and up substantially compared to 2000. The loss includes $13 million of depreciation compared to $10 million in 2001 and $1 million in 2000. Cash spending on proteomics-related research activities was reduced during the fourth quarter.

Other Expenses

Interest—Net interest expense for the year was $11 million, up slightly compared with the expense in 2001 and down significantly compared to 2000. Continued low interest rates in North American markets have largely offset interest charges resulting from higher levels of borrowing. The majority of our long-term debt is borrowed using instruments that bear short-term interest rates and we have been able to minimize our borrowing costs as a result.

Minority interest—Minority interest has decreased this year due primarily to the increased after-tax loss of MDS Proteomics.

Income tax expense—The effective income tax rate for 2002 was 46%. This is up compared to 2001 at 41.4% and 2000 at 34.1%. Income before tax for 2001 included $54 million of non-taxable dilution gains resulting from the issuance of shares by MDS Proteomics. Excluding this item, the tax rate for 2001 was 57%. The decrease in the effective tax rate, excluding the impact of the dilution gain, reflects declining rates of taxation in our prime Canadian markets and a return to profitability in Europe. No income tax benefit has been recorded for European losses available at the end of the year.

Prior to July 2002, losses incurred by MDS Proteomics were given tax effect at a future tax rate of 30%. In August, MDS completed a tax reorganization of the Company that will enable MDS to realize the cash value of these tax losses in future years. As a result of this reorganization, no tax benefit has been recorded for MDS Proteomics' losses incurred in the fourth quarter of this year.

Liquidity and Capital Resources

Consolidated Working Capital	2002	2001	Change	2000	Change
Operating working capital	**101**	52	**94%**	49	6%
Current ratio	**1.7**	1.5	**n/m**	1.7	n/m
Accounts receivable turnover	**5.5**	5.5	**n/m**	5.1	n/m
Inventory turnover	**11.7**	10.0	**n/m**	10.4	n/m

Operating working capital represents accounts receivable plus inventory less accounts payable and deferred income. The increase compared to fiscal 2001 results primarily from increased accounts receivable in our research services business and a corresponding reduction in deferred contract revenue as customer deposits were applied against billings rendered for work performed.

Capitalization	2002	2001	Change	2000	Change
Cash, net of bank indebtedness	**184**	171	**8%**	298	(43%)
Long-term debt	**615**	553	**11%**	551	—
Long-term debt to total capital ratio	**31%**	31%	**n/m**	32%	n/m

At year-end, we had drawn $510 million from our long-term debt facility. This facility is available from a syndicate of five banks and can be drawn in either Canadian or US dollars. The facility is revolving, unsecured, and bears interest at floating rates based on defined operating ratios of the Company. A portion of this facility expires in February 2003.

Subsequent to the end of the fiscal year, we completed a US$311 million private placement. The proceeds of this debt issue will be used to repay and cancel the two tranches of our existing long-term bank debt that expire in 2003. The new debt issue consists of five separate series of senior unsecured notes payable, bearing interest at fixed rates between 5.15% and 6.19%. The notes have a maximum term of 12 years and principal repayments begin in 2007.

Borrowings from other facilities totalled $105 million at year-end. The majority of this debt pertains to the MAPLE project and to capital lease obligations.

Year-end borrowings include $157 million of debt denominated in US dollars, up from $139 million at the end of 2001. The balance is denominated in Canadian dollars.

Consolidated Cash Flows	2002	2001	Change	2000	Change
Cash flow from operations	**274**	152	**80%**	169	(10%)
Cash flow from operations as a percent of operating income	**129%**	99%	**n/a**	95%	n/a
Purchases of capital assets	**(152)**	(115)	**37%**	(135)	(15%)
Other investing activities	**(47)**	(10)	**370%**	(250)	(96%)
Long-term debt issues (repayments)	**58**	(16)	**n/m**	256	n/m
Shares issued by MDS and subsidiaries	**5**	43	**(88%)**	206	(79%)
Deferred income and other	**(11)**	(75)	**(85%)**	93	n/m
Other financing activities	**(26)**	(31)	**(16%)**	(36)	(14%)

Operating cash flows—Cash from operations increased sharply in 2002 on the strength of growth in operating income. Cash from operations represented 129% of operating income in 2002 compared to 99% and 95% in 2001 and 2000, respectively. The significant increase in 2002 is because net income for 2001 and 2000 included significant non-cash dilution gains. Cash invested in working capital amounted to $88 million, mostly due to investment in accounts receivable and a reduction in deferred income.

Purchases of capital assets—Over the past three years we have invested in a number of large capital projects. These capital projects include:

	2002	2001	2000
MAPLE isotope facility	**$ 43**	$ 30	$ 64
Radiopharmaceutical manufacturing facility and cobalt production capacity	**21**	4	1
Vancouver cyclotron	**13**	2	—
Pharma Services facility expansion	**26**	7	—
MDS Proteomics	**3**	29	9
Other capital expenditures	**46**	43	61
Total purchases of capital assets	**$ 152**	$ 115	$ 135

Construction costs associated with the MAPLE project now total $291 million, making it the second largest investment ever made by MDS, after the purchase of Phoenix. Total costs include capitalized financing costs over the life of the project of $36 million, and equipment installation and testing amounting to $49 million, of which $15 million were incurred in fiscal 2002. Completion of MAPLE has been delayed nearly 2½ years beyond the planned completion date due primarily to construction deficiencies and associated regulatory delays. We are currently pursuing options for reimbursement of a portion of the cost overrun caused by the delay. No provision for any additional recovery of these costs has been recorded.

The large capital projects listed above serve a dual purpose of maintaining and upgrading existing facilities as well as expanding our production capacity for key lines of business.

Other investing activities—During 2002, we invested $24 million in Iconix Pharmaceuticals Inc. in connection with the joint development of a new chemogenomics database sold under the trade name DrugMatrix™ by a third partner, Incyte Genomics Inc. Under the terms of the joint development project, MDS provides pharmacology profiling services to populate the database while Iconix provides technology to access and manipulate the information.

Other investing activities in fiscal 2000 predominately comprise acquisitions made in the year, including the net cash component of the $497 million acquisition of Phoenix. The purchase of Phoenix was partially financed by the issuance of Common shares valued at $236 million. The cash cost of this and other acquisitions was financed during the course of the year through the issuance of $256 million of long-term debt.

Deferred income and other—Included in deferred income and other in fiscal 2000 is $79 million of proceeds received from the sale of Special Warrants by MDS Proteomics. Under the terms of the Warrants, MDS retained an obligation to purchase the Warrants from investors for an agreed price in the event that MDS Proteomics failed to complete an initial public offering. We recorded this obligation as a long-term liability in deferred income and other. During 2001, the majority of Warrant holders exercised their right to put the Warrants to MDS, resulting in a $78 million reduction in this long-term obligation. The remaining Warrants were purchased by MDS in fiscal 2002 for cash consideration of $3 million and the issuance of 334,225 Common shares.

Risks and Uncertainties

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our Annual Information Form.



International Revenues
($ billions)
0.5
0.7
0.9
1.0
1.1
98
99
00
01
02

Exposure to foreign currencies

Approximately 37% of Life Sciences revenue is earned outside of Canada and a further 55% results from exports from Canada. The majority of our exported products and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our 15% growth targets, but this growth will subject MDS to volatility associated with changes in the value of the Canadian dollar.

We manage this exchange rate risk principally through the use of forward contracts. At October 31, we had outstanding US dollar forward contracts totalling US$286 million at an average rate of $1.59 covering the period November 2002 to September 2004. We treat these contracts as hedges for accounting purposes. The value of the Canadian dollar approached historic lows in the early part of fiscal 2002 and we purchased a substantial portfolio of hedge contracts at that time. In the latter part of 2002, the Canadian dollar strengthened and, as a result, our contracts have incurred an unrealized increase in market value of $3 million. We do not hedge our revenue or expense stream for locations based outside of Canada and we are, therefore, exposed to the impact of currency fluctuation in these areas.

Acquisition and integration

During the past several years, MDS has made acquisitions of various sizes, particularly in the Isotope and Pharmaceutical Services areas. Our acquisition strategy has focused on identifying and purchasing companies that fit specific niches within our overall corporate strategy. These acquisitions involve the commitment of capital and other resources, and large acquisitions, such as the purchase of Phoenix in 2000, will have a major financial impact in the year of acquisition and later. The speed and effectiveness with which we integrate the acquired companies into existing businesses can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development

During fiscal 2002, we spent $85 million on research and development, principally within our analytical instruments and Proteomics business units. All of our businesses depend to one extent or another on our ability to maintain technological superiority and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to maintain our competitive position. The likelihood of success for any R&D project is difficult to predict. We manage our R&D projects against tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

The R&D we conduct supports a portfolio of intellectual property (IP) in our businesses. We believe that this technology and know-how provides us with an important competitive advantage. Certain of our businesses, particularly in analytical instruments, operate in highly competitive environments where technological advance is a key success factor. We vigorously defend our IP from unauthorized use by other parties, and in 2002, we were successful in our claims against Micromass. Despite our best efforts, we cannot ensure that we will be able to prevent unauthorized use of our IP in all cases.

A significant portion of our Canadian research and development activities is funded in part by tax credits. These credits are recorded as a reduction in R&D expense. A change in taxation policy or regulations regarding the nature of R&D activities supported could have a material impact on the overall cost of our R&D program.

Supply of reactor isotopes

Interest in radiation-based sterilization applications has been strong; however, worldwide supplies of the cobalt isotope used for sterilization are limited. We have taken steps to build additional cobalt processing capacity with our primary supplier, Ontario Power Generation Inc. This new supply will begin to be available to us in 2003. Production of cobalt takes 18 to 24 months through the utilization of special processes in certain reactors used for generating electricity. Availability of the cobalt for our use is dependent on maintenance schedules for the reactors. Changes in these schedules could impact the timing of our cobalt purchases.

Medical isotopes are produced in research reactors and in cyclotrons. These facilities are expensive to build and to operate and there are a limited number of them in the world. The most common reactor isotope used for medical purposes is molybdenum that we acquire from Atomic Energy of Canada Limited (AECL). We are constructing our own reactors and processing facility to increase the available supply and provide back-up capacity. We have experienced delays in completing this facility and until this facility begins operating we remain dependent on the existing NRU reactor operated by AECL. This reactor is to be decommissioned in 2005 and currently produces the majority of our molybdenum supply. We have back-up arrangements in place; however, until the MAPLE facility is fully functional, we are exposed to risk of failure of the NRU reactor.

Government regulation and funding

Our Life Sciences businesses operate in an environment in which government regulations play a key role. Changes in regulations can have the effect of increasing the costs we incur to provide our products and services. Delays in achieving required government approvals impact the timing and cost of our capital expansion programs, as is the case for our MAPLE isotope facility. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the Canadian Nuclear Safety Commission.

Delays can also impact our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and customers and maintaining a balanced portfolio of development contracts.

Our diagnostics businesses in Canada and the US are heavily dependent on both government licensing and government funding. The level of government funding directly reflects government policy related to health care spending, and decisions can be made regarding funding that are largely beyond our control. The level of reimbursement for diagnostic testing can have a material impact on our operating results and cash flows in a year.

Financing MDS Proteomics

MDS Proteomics expects to invest heavily over the next several years in new and developing technologies. These technologies hold the promise of revolutionizing the way in which drugs are discovered and developed. Information and methods discovered may also have diagnostic applications. MDS has financed the major portion of this development spending for the past three years but more recently financing has been arranged with strategic partners. Continuation of this research will require significant funds and the availability of funding on reasonable terms will be an important determinant of the ability of the company to pursue its research program. Although we are focused on attracting additional investors and strategic partners to MDS Proteomics, it is not possible to predict the likelihood or timing of new investment or other relationships.

Venture capital investments

The financial markets have been difficult for biotechnology companies this year. We are monitoring these markets, both for the impact on our own long-term investments, and for possible opportunities to invest in new technologies at attractive valuations. We carry venture investments on our books at cost. Many companies have had difficulty raising funds this year and from time to time it is a possibility that financings may occur at values that are lower than our current carrying value. While we believe that our portfolio, taken as a whole, is reasonably valued, future financings may lead us to record provisions reducing the carrying value of some of these investments.

Litigation and insurance

From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are aware of no threatened or pending litigation which could have any material adverse impact. We maintain a global insurance program with liability coverage up to $70 million to protect us from the financial risk associated with a claim made against us. Recent events have made liability insurance considerably more expensive and have reduced the availability of coverage. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Outlook

We are pleased with the results we achieved in fiscal 2002 and we believe that our businesses are well positioned as we enter 2003. Sales of analytical instruments grew at a near-record pace. Our API 4000 sold well and orders continue at a strong pace. We are also seeing strong order activity on the new Q TRAP™ instrument that we introduced this year. We are working on other new products that will be introduced over the next several quarters and we expect revenue growth in this business to be at traditional levels in 2003.

Our pharmaceutical research services rebounded nicely in 2002 and this business enters 2003 with improved momentum. We signed new late-stage contracts during 2002 and our backlog is strong. While early-stage contracts typically extend only a few months, the strength in this market is encouraging as we look to next year. Our success with our new program management offering and with our dedicated clinical pharmacology agreement with Sankyo Pharma opens new growth opportunities for us.

Our medical isotopes business continues to perform well and we are seeing initial signs that Zevalin will sell well now that the reimbursement codes are in place. We are currently working on several other radiotherapeutic products and these products offer significant opportunities for growth in isotopes beyond fiscal 2003. Our investments in a new cyclotron, radiopharmaceutical manufacturing and processing capacity and the MAPLE facility will enable us to exploit these global opportunities and to extend our position as a pre-eminent supplier of critical medical isotopes.

Our diagnostics businesses have experienced two strong years and we are pleased with the progress made in setting more appropriate fee levels. Canadian operations are expected to operate smoothly next year and the more significant growth opportunities remain in the US market. We expect completion of the Duke agreement to open new doors for us in this important market. Our growing credibility in this market is demonstrated by our new working relationships with Duke and with ARUP.

Spending by MDS Proteomics had a dramatic impact on our reported earnings for 2002. We expect spending by MDS Proteomics to be below current levels in 2003 and will continue to work towards raising additional outside capital. The overall impact on earnings is expected to be similar to this year, as tax losses will no longer create accounting tax assets.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management

The accompanying consolidated financial statements of **MDS Inc.** have been prepared by management in accordance with generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in note 1 to the financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been prepared within reasonable limits of materiality.

The Board of Directors has appointed an Audit Committee consisting of three outside directors. The Committee meets during the year to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval.

The financial information throughout the text of this annual report is consistent with the information presented in the financial statements.

The Company's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

External Auditors

The auditors' opinion is based upon an independent and objective examination of the Company's financial results for the year, conducted in accordance with generally accepted auditing standards. This examination encompasses an understanding and evaluation by the auditors of the Company's accounting and internal control systems as well as the obtaining of a sound understanding of the Company's business. The external auditors conduct appropriate tests of the Company's transactions and obtain sufficient audit evidence in order to provide them with reasonable assurance that the financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles, thus enabling them to issue their report to the shareholders.

Ernst & Young LLP, Chartered Accountants, having been appointed by the shareholders to serve as the Company's external auditors, have examined the consolidated financial statements of the Company and have reported thereon in their December 18, 2002 report.

AUDITORS' REPORT

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of **MDS Inc.** as at October 31, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three-year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.

The Company changed its methods of accounting for goodwill and other intangible assets and earnings per share in 2002, and for pension benefits in 2001, as described in note 1.

Toronto, Canada
December 18, 2002

Ernst & Young LLP

Chartered Accountants

As at October 31 (millions of Canadian dollars)	2002	2001
ASSETS		
Current		
Cash and cash equivalents	$ 194	$ 183
Accounts receivable (note 7)	328	299
Inventories (notes 2 & 7)	153	162
Income taxes recoverable	21	8
Prepaid expenses	25	24
Future tax assets (note 12)	—	5
	721	681
Capital assets (notes 3 & 7)	740	661
Future tax assets (note 12)	35	72
Long-term investments and other (note 4)	267	212
Goodwill	779	776
Total assets	$ 2,542	$ 2,402
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness (note 7)	$ 10	$ 12
Accounts payable and accrued liabilities	317	320
Deferred income	63	89
Income taxes payable	17	22
Current portion of long-term debt (note 7)	13	17
	420	460
Long-term debt (note 7)	602	536
Deferred income and other (notes 6(b) & 8)	59	81
Future tax liabilities (note 12)	51	21
Minority interest	56	61
	1,188	1,159
(Commitments and contingencies—note 16)		
Shareholders' equity		
Share capital (note 9)	805	789
Retained earnings	543	457
Cumulative translation adjustment (note 18)	6	(3)
	1,354	1,243
Total liabilities and shareholders' equity	$ 2,542	$ 2,402

Incorporated under the Canada Business Corporations Act
See accompanying notes

On behalf of the Board:

Wilfred G. Lewitt
Director

Robert W. Luba
Director

CONSOLIDATED STATEMENTS OF INCOME

Years ended October 31 (millions of Canadian dollars)	2002	2001	2000
Revenues	**$ 1,792**	$ 1,636	$ 1,435
Direct costs	**(1,132)**	(1,067)	(953)
Other operating costs	**(369)**	(342)	(265)
Depreciation and amortization	**(87)**	(78)	(59)
Restructuring activities, net (notes 6 & 10)	**—**	2	(14)
Equity earnings and investment gains	**8**	3	34
Operating income	**212**	154	178
Gain from issue of shares by a subsidiary (note 6(b))	**—**	54	37
	212	208	215
Interest expense	**(17)**	(20)	(22)
Dividend and interest income	**6**	12	11
Minority interest	**(5)**	(2)	(9)
Income before income taxes	**196**	198	195
Income taxes (note 12)—current	**(59)**	(92)	(63)
—future	**(32)**	10	(4)
Income before amortization of goodwill	**105**	116	128
Amortization of goodwill	**—**	(43)	(18)
Net income	**$ 105**	$ 73	$ 110
Earnings per share (note 9(e))—basic	**$ 0.75**	$ 0.52	$ 0.86
—diluted	**$ 0.74**	$ 0.51	$ 0.84

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended October 31 (millions of Canadian dollars)	2002	2001	2000
Retained earnings, beginning of year	**$ 457**	$ 405	$ 324
Net income	**105**	73	110
Repurchase of shares and options (note 9)	**(6)**	(9)	(19)
Dividends	**(13)**	(12)	(10)
Retained earnings, end of year	**$ 543**	$ 457	$ 405

See accompanying notes

Years ended October 31 (millions of Canadian dollars)	2002	2001	2000
Operating activities			
Net income	**$ 105**	$ 73	$ 110
Items not affecting current cash flow (note 14)	**169**	79	59
Cash flow from operations	**274**	152	169
Changes in non-cash working capital balances relating to operations (note 14)	**(88)**	(75)	(40)
	186	77	129
Investing activities			
Acquisitions (note 6)	**(16)**	(15)	(214)
Purchase of capital assets	**(152)**	(115)	(135)
Proceeds on divestitures	**23**	—	—
Purchase of long-term investments and other	**(54)**	(9)	(26)
Other	**—**	14	(10)
	(199)	(125)	(385)
Financing activities			
Long-term debt issued	**69**	212	320
Long-term debt repayments	**(11)**	(228)	(64)
Increase in deferred income and other	**(11)**	(75)	93
Payment of cash dividends	**(10)**	(10)	(8)
Issuance of shares	**5**	5	206
Repurchase of shares and options	**(5)**	(11)	(20)
Issuance of shares of subsidiary for cash	**—**	38	—
Minority interest distributions	**(10)**	(7)	(9)
Cash effects of translation of foreign subsidiaries	**(1)**	(3)	1
	26	(79)	519
Increase (decrease) in cash position during the year	**13**	(127)	263
Cash position, beginning of year	**171**	298	35
Cash position, end of year	**$ 184**	$ 171	$ 298

Cash position comprises cash and cash equivalents less bank indebtedness
See accompanying notes

Cash interest paid	**$ 19**	$ 30	$ 26
Cash income taxes paid	**$ 24**	$ 62	$ 26

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of its joint ventures. All significant intercompany balances and transactions have been eliminated. The impact of material differences between Canadian and United States ("US") generally accepted accounting principles are set out in note 20.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Significant accounting policies are as follows:

Long-term investments and other

The accounts of all subsidiary companies are consolidated from the dates of acquisition.

Investments in joint ventures are accounted for using the proportionate consolidation method. Under this method the Company's proportionate share of joint venture revenues, expenses, assets and liabilities is included in the accounts.

Investments in significantly influenced companies are accounted for by the equity method.

Other long-term investments are carried at cost. If there is an other-than-temporary decline in value, these investments are written down to the estimated net realizable value.

Inventories

Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

Capital assets

Capital assets are carried in the accounts at cost less accumulated depreciation and amortization. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

Costs, including financing charges and certain design, construction, and installation costs, related to assets that are under construction and in the process of being readied for their intended use, are recorded as construction in progress and are not subject to depreciation.

Depreciation and amortization, which are recorded from the date on which each asset is placed in service, are provided for on a straight-line basis over the estimated useful lives of the capital assets as follows:

Buildings	2.5%–4%
Equipment	10%–33%
Computer systems	20%–33%
Leaseholds	Term of the lease plus all renewal periods, to a maximum of 20 years.
Facility modifications	Costs of modifications to facilities owned by others to permit isotope production are deferred and amortized over the contractual production period.

Research and development costs

The Company carries on various research and development programs, some of which are funded in part by customers and joint venture partners. Funding received is accounted for using the cost reduction approach. Net research costs are expensed as incurred. Development costs, which meet generally accepted criteria including reasonable assurance regarding future benefits, are deferred and amortized over periods ranging from three to seven years.

Goodwill

Goodwill arises on business acquisitions and comprises the excess of amounts paid over the fair value of net identifiable assets acquired.

Effective November 1, 2001, the Company adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets." Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review at least annually. As of the adoption date, the Company completed impairment testing on the balance of goodwill and intangible assets and no impairment loss was recorded. The Company has determined that it has no intangible assets of indefinite life.

The carrying value of goodwill is assessed at least annually to determine if a permanent impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill relates.

Retirement plans

MDS has adopted the new CICA recommendations with respect to accounting for pension benefits prospectively, effective November 1, 2000.

The current service cost of pensions and other post-employment benefit plans (such as medical and dental care, life insurance and compensated absences) is charged to income annually. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees.

Revenues

Revenues are recorded when goods or services are provided to customers. Certain revenues received from diagnostic laboratory testing services are subject to future adjustment on settlement and are recorded based on management's estimate of amounts that ultimately will be realized by the Company. Adjustments, if any, are recorded in the period in which negotiations are completed.

Certain contract revenues are recognized using the percentage of completion method. Losses, if any, on such contracts are provided for in full at the time they are identified. Customer advances and billings in excess of costs plus estimated profits on contracts in progress are shown as liabilities.

Stock-based compensation plan

The Company has a share-based compensation plan as described in note 9(b). No expense is recognized for this plan when stock options are granted to employees. Any consideration paid by employees for the purchase of shares on the exercise of stock options is credited to share capital. Prior to October 31, 2002, if stock options were repurchased from employees, the consideration paid, net of related tax recoveries, was charged to retained earnings. Effective October 31, 2002, the plan was changed and the Company can no longer repurchase stock options.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets while those related to current expenses are included in the determination of income.

Foreign currency translation

Foreign operations are considered self-sustaining and are translated using the current rate method. Assets and liabilities are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate for the year. Exchange gains or losses on translation of the Company's net equity investment in these subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as a separate component of shareholders' equity. The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in these subsidiaries resulting from a cash distribution.

Earnings per share

Effective November 1, 2001, the Company adopted CICA Handbook Section 3500, "Earnings per Share," which requires the use of the treasury stock method to calculate diluted earnings per share. The requirements of Section 3500 were adopted retroactively and diluted earnings per share figures for the prior years were restated.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits, and investments with maturities of three months or less.

2. Inventories

	2002	2001
Raw materials	**$ 85**	$ 70
Manufacturing work in process	**23**	22
Finished goods	**37**	47
Service contract work in process	**8**	23
	$ 153	$ 162

3. Capital Assets

	2002				2001			
		Cost		Accumulated Depreciation		Cost		Accumulated Depreciation
Land	$	**37**	$	**—**	$	33	$	—
Buildings		**159**		**34**		131		31
Equipment		**350**		**201**		351		187
Computer systems		**141**		**83**		139		85
Leaseholds		**78**		**38**		71		33
Facility modifications		**40**		**23**		43		29
Construction in progress		**314**		**—**		258		—
		1,119	$	**379**		1,026	$	365
Less: accumulated depreciation		**(379)**				(365)		
Net book value	$	**740**			$	661		

Construction in progress includes $36 million (2001—$29) of capitalized financing costs.

4. Long-term Investments and Other

		2002		2001
Investments in significantly influenced companies and partnerships	$	**42**	$	38
Assets pledged as security on long-term debt (note 7)		**46**		47
Venture capital investments		**115**		78
Other long-term investments		**42**		29
Other intangibles		**22**		20
		225		174
	$	**267**	$	212

(a) Operating income for the year includes $8 million (2001—$3; 2000—$9) as the Company's share of earnings of significantly influenced companies and partnerships.

(b) Certain long-term investments are in development-stage enterprises and, as such, have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. Adverse developments could result in write-downs of the carrying values of these investments.

(c) Certain of the investments in significantly influenced companies and partnerships are subject to a formal valuation by other parties. The estimated fair value of these investments, as determined by these parties, amounts to $8 million (2001—$20) compared with a carrying value of $9 million (2001—$9).

Certain of the long-term investments held by the Company are considered to be financial instruments. Among these are several investments in shares of public companies. These marketable securities had a combined market value of $10 million (2001—$31) and a combined carrying value of $23 million (2001—$24). During 2000, the Company sold some of its holdings in these securities realizing gains of $25 million (2001—nil)

In addition to these marketable securities, the assets pledged as security on long-term debt have a fair value which approximates their carrying value. The estimated fair value of the remaining long-term investments is not readily determinable.

(d) Other intangibles includes $14 million of unamortized deferred development costs (2001—$18; 2000—$20).

5. Joint Ventures

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures in which it holds approximately 50% interests. Following are condensed combined balance sheets and statements of income reflecting 100% of joint venture operations in which the Company has an interest:

		2002		2001		2000
Current assets	$	207	$	210	$	215
Other assets		78		79		73
	$	285	$	289	$	288
Current liabilities	$	101	$	126	$	188
Long-term debt		19		22		7
Equity		165		141		93
	$	285	$	289	$	288
Net revenues	$	878	$	716	$	649
Operating income	$	179	$	95	$	88
Cash flow from operating activities	$	149	$	70	$	145

Cash outflow from investing activities for the joint ventures totalled $20 million (2001—$24; 2000—$30) and cash inflow (outflow) from financing activities (excluding transactions with partners) totalled ($3) million (2001—$4; 2000—$1).

6. Acquisitions and Divestitures

(a) Life Sciences and Health Segments

2002—During the year, the Company disposed of a part of its therapy systems business and a part of its distribution business for total proceeds of $23 million. No gain or loss resulted from the sale of the isotope business. A loss of $7 million was recorded on the sale of the distribution business. These businesses had annual revenues of $14 million and $46 million respectively.

2001—During fiscal 2001, the Company made a number of small acquisitions in the Health segment at a total cost of $3 million. Companies acquired in fiscal 2001 had annualized revenues of $2 million and accounted for $1 million of revenues reported during the year.

2000—Effective April 7, 2000, the Company acquired 100% of the outstanding shares of Phoenix International Life Sciences Inc. ("Phoenix") of Montreal, Canada. Phoenix was a contract research organization with operations in Canada, the United States, and Europe. On acquisition, the Company set up a liability for integration costs of $27 million. As at October 31, 2002, the accrual has been fully utilized.

Effective March 6, 2000, the Company acquired 100% of the outstanding shares of INH Technologies Inc., a mass spectrometry equipment and accessories company in Calgary, Canada for cash. Effective October 25, 2000, the Company acquired the remaining 50% of Protana AS ("Protana") which it did not already own. Consideration for the acquisition of Protana comprised treasury shares issued by a subsidiary of the Company. As a result, the Company's interest in this subsidiary was reduced and MDS has realized a gain from the issuance of these shares totalling $37 million.

During 2000, the Company completed the acquisition of the shares of Scientific China, Inc. that it did not previously own. Following the acquisition, MDS fully provided for $14 million of deferred start-up costs as restructuring activities.

Companies acquired in fiscal 2000 had annualized revenues of $345 million and accounted for $187 million of revenues reported in 2000.

(b) MDS Proteomics

During 2000, MDS Proteomics Inc. ("MDS Proteomics") completed an issue of 3.3 million Special Warrants, raising $79 million in net proceeds. Each Special Warrant could be exchanged for one Common share of MDS Proteomics and was recorded as a long-term obligation in deferred income and other.

In April 2001, MDS acquired 2.9 million of the Special Warrants at a cost of $78 million. Immediately thereafter the Special Warrants were converted to Common shares. In 2002, MDS acquired the balance of the Special Warrants for $3 million in cash and the issuance of 334,225 Common shares.

During 2001, MDS Proteomics issued treasury shares for cash of $38 million. As a result, the Company's interest in MDS Proteomics was reduced and MDS recorded gains from issuance of these shares totalling $31 million. In January 2001, MDS Proteomics issued treasury shares and options in exchange for the 28% of MDS Ocata Inc. that it did not already own. As a result, MDS's interest in MDS Proteomics was reduced and MDS recorded a gain from the issuance of these shares totalling $23 million.

During 2002, the holders of a put option relating to a previous year's acquisition caused MDS Proteomics to redeem 480,000 of its Common shares at a price of $25 per share. MDS has recorded the payment as a purchase of an additional interest in MDS Proteomics, the majority of which has been recorded as goodwill. MDS's interest in MDS Proteomics increased to 89% because of the redemption.

The total cost of the acquisitions described in (a) and (b) above has been allocated as follows:

	2002	2001	2000
Working capital	$ —	$ (2)	$ (77)
Capital assets	—	—	95
Other long-term assets	—	1	42
Goodwill	14	49	481
	14	48	541
Amounts previously invested	—	—	(4)
Long-term debt and other obligations	10	—	(84)
Minority interest	—	(33)	(3)
Shares issued (2002—334,225; 2000—12,500,000)	(8)	—	(236)
Total cash consideration	$ 16	$ 15	$ 214

7. Credit Facilities

	Maturity	2002	2001
Long-term credit facilities	2005 to 2015	$ 510	$ 457
Other	2003 to 2015	105	96
Total long-term debt		615	553
Current portion		(13)	(17)
		$ 602	$ 536

The Company has long-term credit facilities comprising a $150 million committed revolving five-year term loan, due June 2, 2003, a $216 million one-year term loan due February 8, 2003 (the "Expiring Facilities") and a $150 million 364-day extendible revolving credit with a two-year term option. Amounts borrowed under these facilities bear interest at floating rates to a maximum of prime and are unsecured and subject to certain standard covenants. Long-term credit facilities at October 31, 2002 included US$157 million of borrowings (2001—US$139).

Subsequent to the year-end, the Company completed a private placement of US$311 million of Senior Unsecured Notes payable (the "Notes"). The Notes bear fixed interest at rates between 5.15% and 6.19% and have various terms between five and twelve years. Proceeds of the Notes will be used to repay and cancel the Expiring Facilities. As a result, the Expiring Facilities have been classified as long-term.

Other long-term debt includes a non-interest bearing government loan with a carrying value of $50 million (2001—$51) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt (note 4). The remaining debt, amounting to $52 million (2001—$45), bears interest at annual variable rates tied to bank prime.

Principal repayments of long-term debt, reflecting the impact of the issuance of the Notes, are required as follows:

2003	$ 13
2004	14
2005	35
2006	10
2007	22
Thereafter	521
	$ 615

The Company has operating lines of credit totalling $168 million. Specific charges on accounts receivable, inventories, and capital assets have been pledged as security for certain of these lines of credit totalling $35 million. As at October 31, 2002, the Company has borrowed $10 million (2001—$12) related to these credit facilities.

Under the terms of its operating and certain term credit arrangements, the Company is able to make use of bankers' acceptances to borrow at effective interest rates which are, from time to time, lower than bank prime. As bankers' acceptances or similar short-term credit vehicles represent the majority of the Company's long-term debt at October 31, 2002, the carrying value of such debt is a reasonable estimate of its fair value.

8. Deferred Income and Other

Long-term obligations include $38 million of deferred income (2001—$39), of which $37 million arose as a result of the non-interest bearing debt in note 7, and is being amortized over fifteen years using the sum of the years' digits method.

9. Share Capital

(a) Summary of issued share capital

Prior to March 7, 2000, the authorized share capital consisted of an unlimited number of Class A Common shares and Class B Non-Voting shares without par value.

	Class A Common		Class B Non-Voting		Total
(number of shares in thousands)	Number	Amount	Number	Amount	Amount
Balance—October 31, 1999	12,331	$ 22	47,238	$ 317	$ 339
Issued to March 6, 2000	—	—	54	2	2
Conversions and repurchases	(2)	—	(38)	(1)	(1)
Balance—March 6, 2000	12,329	$ 22	47,254	$ 318	$ 340

On March 6, 2000, the shareholders of the Company approved a resolution creating a new class of Common shares for the Company. All existing Class B Non-Voting shares were converted to Common shares on a one-for-one basis. All existing Class A Common shares were converted to Common shares on the basis of 1.05 Common shares for each Class A Common share. On September 26, 2000, the Company effected a two-for-one stock split through the payment of a stock dividend. The terms of all existing share-based plans have been revised accordingly.

	Common Shares	
(number of shares in thousands)	Number	Amount
Balance—October 31, 2000	139,470	$ 782
Issued during 2001	436	8
Conversions and repurchases	(229)	(1)
Balance—October 31, 2001	139,677	789
Issued during 2002	878	16
Conversions and repurchases	(48)	—
Balance—October 31, 2002	**140,507**	**$ 805**

During the year, the Company declared and paid cash dividends of $10 million on Common shares (2001—$10; 2000—$8).

During the year, the Company repurchased 48,300 Common shares (2001—228,900) for $1 million (2001—$4; 2000—$6) under the terms of a Normal Course Issuer Bid. The excess over the stated capital of the acquired shares was charged to retained earnings.

(b) Stock option plan

The Company has a stock option plan (the "Plan") primarily for senior management employees. Under the terms of the Plan the Company may grant options to eligible employees and certain others to maximum amounts as set out below. The exercise price of options issued under the Plan equals the market price of the underlying shares on the date of the grant. Options vest evenly over five years and have a maximum term of ten years.

	2002		2001	
	Number (000s)	Exercise Price	Number (000s)	Exercise Price
Maximum available for issue	**12,158**		12,315	
Outstanding November 1	**6,924**	**$ 13.87**	6,305	$ 11.40
Granted	**1,813**	**19.14**	1,430	21.94
Exercised	**(157)**	**3.82**	(37)	3.59
Cancelled	**(858)**	**11.44**	(774)	8.89
Outstanding October 31	**7,722**	**$ 15.58**	6,924	$ 13.87
Options vested at year-end	**3,404**	**$ 12.07**	3,109	$ 9.57

Options outstanding at October 31, 2002 comprise:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 2.97 – $ 6.35	**3.2**	**1,508**	**$ 7.18**	**1,508**	**$ 7.18**
$ 13.88 – $ 14.88	**6.8**	**2,101**	**$ 14.13**	**968**	**$ 14.18**
$ 15.45 – $ 18.98	**8.3**	**2,473**	**$ 17.82**	**595**	**$ 15.69**
$ 19.69 – $ 31.50	**8.2**	**1,640**	**$ 21.80**	**333**	**$ 21.69**
		7,722	**$ 15.58**	**3,404**	**$ 12.07**

Prior to October 28, 2002, the Plan included terms which enabled option holders to request that the Company repurchase vested options. Under the terms of the Plan, approximately 654,000 options were repurchased in 2002 (2001—606,000; 2000—1,400,000) for $8 million (2001—$10; 2000—$26) and cancelled. Effective October 28, 2002 the terms of the Plan were amended and option holders are no longer able to request repurchase of their vested options.

(c) Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments."

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2002	2001	2000
Risk free interest rate	**4.2%**	5.0%	5.0%
Expected dividend yield	**1.0%**	1.0%	1.0%
Expected volatility	**0.298**	0.311	0.305
Expected time until exercise	**5.25**	5.25	5.25

The weighted average fair value of options granted is estimated at $5.98 per Common share in 2002, $7.39 per Common share in 2001 and $4.85 per Common share in 2000. For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	2002	2001	2000
Net income	**$ 98**	$ 65	$ 108
Earnings per share—basic	**$ 0.70**	$ 0.46	$ $0.85
—diluted	**$ 0.69**	$ 0.45	$ $0.83

For comparative purposes only, the above earnings per share amounts reflect the impact of compensation expense related to the fair value of stock options granted beginning in 2000 amortized over a five-year vesting period.

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

(d) Stock Dividend and Share Purchase Plan and Employee Share Ownership Plan

Under the Company's Stock Dividend and Share Purchase Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Stock dividends are issued at not less than 95% of the five-day average market price (the "Average Market Price") of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants may also make optional cash payments of up to $3,000 semi-annually to purchase additional Common shares at the Average Market Price.

Participation in this plan for the year ended October 31, 2002 resulted in the issuance of 171,193 Common shares (2001—140,009) as stock dividends and the issuance of 14,876 Common shares (2001—20,795) for cash.

Under the terms of the Company's Employee Share Ownership Plan, eligible employees are able to purchase Common shares at 90% of the Average Market Price for the period preceding the purchase. During the year, the Company issued 168,877 Common shares (2001—179,893) under this plan for $3 million (2001—$3) and 740,510 are reserved for issue.

(e) Earnings per share

(number of shares in millions)		**2002**		2001		2000
Net income available to Common shareholders	$	**105**	$	73	$	110
Weighted average number of Common shares outstanding—basic		**140**		140		128
Impact of stock options assumed exercised		**2**		2		3
Weighted average number of Common shares outstanding—diluted		**142**		142		131

Basic earnings per share have been calculated using the weighted average number of Common shares outstanding during the period. Basic earnings per share for 2002, 2001 and 2000 were $0.75, $0.83 and $1.01, respectively, and diluted earnings per share were $0.74, $0.81 and $0.98 respectively.

Diluted earnings per share have been calculated, using the treasury stock method, by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the year. This method computes the number of incremental shares issued by first assuming that all outstanding stock options, with an exercise price less than the Average Market Price, are exercised. Secondly, the proceeds of the options exercised are assumed to be used for the repurchase of shares using the Average Market Price of MDS Common shares for the period.

10. Restructuring Activities

During 2001, the Company exited certain lines of business and restructured certain activities in the Life Sciences segment. The Company recorded a restructuring charge to cover costs associated with these activities, all of which were subsequently incurred. In addition, as a result of the amalgamation of certain legal entities, the Company became eligible for investment tax credits related to expenditures of prior years. No restructuring activities occurred during 2002. The details of the 2001 events are as follows:

2001		
Severance and termination	$	(6)
Assets written off		(20)
Other		(2)
Investment tax credits realized		30
		2
Income taxes		(5)
Net income effect	$	(3)

11. Research, Product Development and New Business Initiatives

		2002		2001		2000
Gross expenditures in the year	$	**85**	$	68	$	56
Investment tax credits		**(8)**		(10)		(7)
Recoveries from partners		**(17)**		(13)		(8)
Development costs capitalized		**(7)**		(4)		(13)
Amortization of amounts previously capitalized		**8**		6		4
Net expense for the year	$	**61**	$	47	$	32

12. Income Taxes

(a) Provision

The Company's effective income tax rate has the following components:

	2002 %	2001 %	2000 %
Combined Canadian federal and provincial tax rate	**38.4**	42.6	44.0
Increase (decrease) in tax rate as a result of:			
Research and development incentives	**(0.8)**	(2.6)	(0.6)
Manufacturing and processing rate	**(2.0)**	(2.8)	(3.2)
Tax rate on foreign operations	**1.6**	4.3	1.0
Investment dispositions and writedowns	**1.8**	2.2	1.7
Tax impact of minority interest and equity earnings	**0.5**	1.1	(0.8)
Federal capital taxes	**1.4**	0.5	0.4
Revaluation of future income tax assets	**—**	4.7	—
Other	**0.8**	(0.3)	(0.1)
	41.7	49.7	42.4
MDS Proteomics losses not recognized	**4.7**	3.2	—
Gain from issue of shares by MDS Proteomics	**—**	(11.5)	(8.3)
Effective income tax rate	**46.4**	41.4	34.1

(b) Future tax assets and liabilities

Future tax assets and liabilities consist of the following temporary differences:

Future tax assets	**2002**	2001
Tax benefits of loss carryforwards		
Pre-acquisition	**$ 15**	$ 16
Post-acquisition	**48**	55
Tax basis in excess of book value	**—**	7
Investment tax credits	**8**	31
Provisions and reserves	**8**	7
Future tax assets before valuation allowance	**79**	116
Valuation allowance	**(44)**	(39)
Future tax assets	**$ 35**	$ 77

Future tax liabilities	**2002**	2001
Book value in excess of tax basis	**$ (57)**	$ (27)
Provisions and reserves	**6**	6
Future tax liabilities	**(51)**	(21)
Net future tax assets (liabilities)	**$ (17)**	$ 56

(c) Tax loss carryforwards

As at October 31, 2002, the Company has recorded future tax assets relating to income tax loss carryforwards of $63 million (2001—$71) before valuation allowances. These assets relate to $178 million (2001—$200) of tax loss carryforwards. Of the total losses, $53 million (2001—$66) expire between 2005 and 2009; $77 million (2001—$100) expire between 2010 and 2017; and the remaining $48 (2001—$34) may be carried forward indefinitely.

(d) Investment tax credits

During the year the Company recognized investment tax credits relating to research performed in Canada on its own behalf and on behalf of certain customers of $23 million (2001—$61). This amount was attributable to salaries and other research related expenditures incurred in the year and was recorded as a reduction of those expenses. $13 million of the ITCs realized in 2001 related to certain capital expenditures and were recorded as a reduction in the carrying values of the related assets.

13. Retirement Plans

The Company sponsors various post-employment benefit plans including defined benefit pension plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded.

Net periodic benefit costs for the Company's post-employment benefit plans comprise the following components:

	2002	2001	2000
Service cost	**$ 7**	$ 5	$ 6
Interest cost	**10**	9	8
Expected return on plan assets	**(12)**	(11)	(9)
Recognized actuarial gain	**(1)**	(1)	(1)
Amortization of net transition asset	**(2)**	—	—
Net periodic benefit cost	**$ 2**	$ 2	$ 4

The following assumptions were used in the determination of the net periodic benefit cost:

	2002	2001	2000
Return on plan assets	**7.0%**	7.0%	7.0%
Real rate of return	**3.5%**	3.5%	3.5%
Discount rate	**7.0%**	7.0%	7.0%
Rate of compensation increase	**4.8%**	5.0%	5.5%
Health care cost trend rate—first six years	**8.6%**	8.1%	9.0%
—thereafter	**4.5%**	4.5%	4.5%

Changes in the benefit obligation for the plans were as follows:

	2002	2001
Benefit obligations—beginning of year	**$ 139**	$ 127
Service cost—pension	**5**	3
—other benefit plans	**2**	2
Interest cost	**10**	9
Benefits paid	**(2)**	(2)
Actuarial gain	**2**	—
Benefit obligations—end of year	**156**	139
Non-pension benefit obligations—end of year	**14**	12
Total pension benefit obligations—end of year	**$ 170**	$ 151

Changes in the assets of the plans were as follows:

	2002	2001
Plan assets at fair value—beginning of year	**$ 162**	$ 169
Actual return on plan assets	**(1)**	(9)
Benefits paid	**(2)**	(2)
Company contributions	**2**	2
Participant contributions	**2**	2
Plan assets at fair value—end of year	**$ 163**	$ 162

Amounts recognized in the Company's consolidated statements of financial position related to the pension plan consist of:

	2002	2001
Plan assets in excess of projected obligations	$ 7	$ 23
Unrecognized actuarial loss (gain)	5	(23)
Unrecognized net transition asset	(2)	(3)
	$ 10	$ (3)

14. Cash Flow

Non-cash flow items affecting net income comprise:

Years ended October 31	2002	2001	2000
Depreciation and amortization	$ 87	$ 78	$ 59
Amortization of goodwill	—	45	21
Deferred income	—	—	(5)
Minority interest	5	2	9
Future income taxes	73	(10)	6
Equity earnings (net of distributions)	(3)	(1)	—
Restructuring activities	—	19	14
Dilution and other losses (gains)	7	(54)	(45)
	$ 169	$ 79	$ 59

Changes in non-cash working capital balances relating to operations include:

Years ended October 31	2002	2001	2000
Accounts receivable	$ (37)	$ (17)	$ (17)
Inventories	(4)	(24)	(11)
Accounts payable and deferred income	(33)	25	(49)
Income taxes	(14)	(47)	28
Other	—	(12)	9
	$ (88)	$ (75)	$ (40)

15. Segmented Information

Management has determined that the Company operates within three dominant segments—Life Sciences, Health and Proteomics. These segments are organized predominantly around customer groups identified for the businesses.

Life Sciences businesses supply products and services to manufacturers of medical products such as pharmaceuticals, medical devices and supplies. The products and services provided by Life Sciences businesses include pharmaceutical contract research services, isotopes and advanced analytical equipment.

Health businesses are focused on the provision of products and services to individuals and to institutions, which provide health care services to consumers. Health products and services include clinical laboratory testing and distribution of medical products.

Proteomics is focused on research and development in the field of proteomic-enabled drug discovery. Proteomics' products and services include capabilities in proteomics systems, technology, drug design, screening and biology.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions.

Operating results

		Net Revenues	Operating Income (loss) before Restructuring	Restructuring Activities	Amortization: Capital Assets & Other Intangibles	Amortization: Goodwill
Life Sciences	**2002**	**$ 1,068**	**$ 205**	**$ —**	**$ 52**	**$ —**
	2001	933	141	2	49	15
	2000	806	162	(14)	40	13
Health	**2002**	**$ 721**	**$ 59**	**$ —**	**$ 22**	**$ —**
	2001	700	64	—	19	10
	2000	627	42	—	18	7
Proteomics	**2002**	**$ 3**	**$ (52)**	**$ —**	**$ 13**	**$ —**
	2001	3	(53)	—	10	20
	2000	2	(12)	—	1	—
Total	**2002**	**$ 1,792**	**$ 212**	**$ —**	**$ 87**	**$ —**
	2001	1,636	152	2	78	45
	2000	1,435	192	(14)	59	20

Financial position

		Total Assets	Additions: Capital Assets	Additions: Goodwill	Investment in Investees Subject to Significant Influence
Life Sciences	**2002**	**$ 1,915**	**$ 130**	**$ —**	**$ 33**
	2001	1,773	65	7	29
	2000	1,831	203	470	28
Health	**2002**	**$ 448**	**$ 19**	**$ —**	**$ 9**
	2001	431	21	4	9
	2000	402	25	12	9
Proteomics	**2002**	**$ 179**	**$ 3**	**$ 15**	**$ —**
	2001	198	29	77	—
	2000	139	10	45	—
Total	**2002**	**$ 2,542**	**$ 152**	**$ 15**	**$ 42**
	2001	2,402	115	88	38
	2000	2,372	238	527	37

Revenues by customer location

		Canada	US	Europe	Asia	Other
Life Sciences	**2002**	**$ 91**	**$ 538**	**$ 290**	**$ 106**	**$ 43**
	2001	64	492	257	88	32
	2000	67	409	227	69	34
Health	**2002**	**$ 568**	**$ 153**	**$ —**	**$ —**	**$ —**
	2001	531	165	2	1	1
	2000	493	131	2	—	1
Proteomics	**2002**	**$ —**	**$ 1**	**$ 2**	**$ —**	**$ —**
	2001	—	2	1	—	—
	2000	—	2	—	—	—
Total	**2002**	**$ 659**	**$ 692**	**$ 292**	**$ 106**	**$ 43**
	2001	595	659	260	89	33
	2000	560	542	229	69	35

Export sales by Canadian operations during fiscal 2002 amounted to approximately $588 million (2001—$506; 2000—$456).

Capital assets and goodwill

		Canada	US	Europe	Asia	Goodwill
Life Sciences	**2002**	**$ 507**	**$ 37**	**$ 73**	**$ 11**	**$ 549**
	2001	435	40	50	13	565
	2000	401	55	42	13	581
Health	**2002**	**$ 55**	**$ 17**	**$ —**	**$ —**	**$ 114**
	2001	59	19	—	—	109
	2000	60	16	—	—	113
Proteomics	**2002**	**$ 30**	**$ —**	**$ 10**	**$ —**	**$ 116**
	2001	32	—	13	—	102
	2000	11	—	—	—	51
Total	**2002**	**$ 592**	**$ 54**	**$ 83**	**$ 11**	**$ 779**
	2001	526	59	63	13	776
	2000	472	71	42	13	745

Revenues by products and services

		Isotopes	Analytical Equipment	Pharmaceutical Research Services	Clinical Laboratory Services	Distribution	Proteomics
Total	**2002**	**$ 343**	**$ 217**	**$ 508**	**$ 531**	**$ 190**	**$ 3**
	2001	343	160	430	480	220	3
	2000	333	143	330	426	201	2

16. Commitments and Contingencies

(a) Operating expenses

As at October 31, 2002, the Company is obligated under premises and equipment leases to make minimum payments of approximately:

2003	$ 36
2004	31
2005	26
2006	21
2007	18
Thereafter	40
	$ 172

Rental expense under premises and equipment leases for the year ended October 31, 2002 was $50 million (2001—$49; 2000—$47).

(b) Other long-term commitments

The Company has commitments of $63 million associated with long-term supply arrangements with Ontario Power Generation Inc. and Atomic Energy of Canada Limited ("AECL"), which provide the Company with the majority of its supply of radioisotopes. In addition, the Company has contracted with AECL for the construction of two isotope reactors and a processing facility expected to be in operation by the second half of 2003. The estimated remaining cost of construction of these facilities is $22 million.

Other commitments and guarantees at year-end amounted to $81 million.

Subsequent to year-end, MDS undertook to guarantee a $20 million bank loan on behalf of an investee in exchange for warrants in the investee.

17. Financial Instruments

(a) Foreign exchange and interest rate contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates. From time to time the Company uses foreign exchange forward contracts to manage this foreign exchange risk. Certain Canadian operations of the Company will have net cash inflows in 2002 and subsequent years denominated in US dollars. The Company has purchased forward contracts to hedge a substantial portion of these net cash flows.

In addition, the Company utilizes forward rate agreements ("FRAs") to fix the interest rate on certain of its debt obligations and thereby reduce its exposure to fluctuations in market interest rates.

As of October 31, 2002, the Company had outstanding foreign exchange commitments to sell US$286 million at a weighted average rate of CDN$1.59 maturing over the next 24 months and interest rate agreements having a principal amount of US$50 million. The counterparties for all foreign exchange forward contracts and forward rate agreements entered into by the Company are major Canadian chartered banks.

(b) Credit risk

Certain of the Company's financial assets, including cash and short-term investments, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment grade credit rating. In addition, the Company limits the amount which is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. A significant portion of the outstanding accounts receivable at October 31, 2002 is due from provincial health authorities. No other single party accounts for a significant balance of accounts receivable.

(c) Fair value

Short-term investments, accounts receivable, accounts payable, accrued liabilities and income taxes—These assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Forward contracts—Forward contracts are treated as hedges for accounting purposes. As at October 31, 2002, unrecognized gains (losses) on forward contracts accounted for as hedges amounted to $3 million (2001—($3)). As at October 31, 2002 unrecognized losses on interest rate agreements amounted to $1 million (2001—$1).

18. Cumulative Translation Adjustment

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange gain of $6 million as at October 31, 2002 (2001—loss of $3) exists primarily due to the weakening of the Canadian dollar against the Euro and the strengthening of the Canadian dollar against the US dollar.

19. Comparative Figures

Certain figures for previous years have been reclassified to conform with the current year's financial statement presentation.

20. Reconciliation to Accounting Principles Generally Accepted in the United States

The following information is being provided to comply with certain disclosure requirements of the Securities and Exchange Commission ("SEC") of the United States.

(a) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain material respects from those applicable in the United States ("US GAAP"). The material differences, as they apply to the consolidated financial statements of the Company, are as follows:

i) The Company designates certain foreign exchange forward contracts as a hedge of future revenue streams. Under Canadian GAAP, the resulting gains and losses on the contracts are recorded in operations when the contracts mature in future periods. US GAAP does not permit deferral of gains and losses on revenue-stream hedging unless such contracts hedge committed future sales. Unrealized gains and losses on all contracts not specifically designated as hedges of committed future sales are recorded in earnings.

ii) Gains or losses on translation of the Company's foreign currency denominated long-term debt not accounted for as a hedge of foreign assets are deferred and amortized over the remaining term of the debt. Under US GAAP, gains or losses on translation are included in income as they arise, unless the debt was designated as a hedge of the net investment in foreign operations.

iii) Under Canadian GAAP, costs incurred during the start-up phase of new lines of business may be capitalized if certain criteria, related primarily to recoverability, are met. The Company defers such costs of start-up activities and amortizes them over periods ranging from three to seven years.

Under Canadian GAAP, product development costs that meet certain criteria are required to be capitalized and amortized over the future periods benefited.

Under US GAAP, such costs are included in income as incurred.

iv) Under Canadian GAAP, the premium paid on stock options that are repurchased for cancellation, net of applicable taxes, is charged to retained earnings. Under US GAAP, as prescribed by APB 25, where cash payments are made in respect of options issued prior to July 1, 2000, or where options are issued having a strike price below fair market value, the premium paid or the intrinsic value is considered to be compensation expense and deducted from income.

Under Financial Accounting Standards Board FIN 44, where a company has a practice of repurchasing stock options for cancellation for cash, the stock option plan is considered to be a variable compensation plan. Increases in the intrinsic value of non-vested stock options are amortized as a deduction from income over the remaining vesting period. Increases in the intrinsic value of vested options are charged directly to income. FIN 44 applies to options issued by the Company subsequent to June 30, 2000. (During fiscal 2002, the impact of changes in the intrinsic value in such options was not material.)

v) Under US GAAP, the cost of in-process research and development acquired as a result of a business acquisition is charged to income in the current year. Under Canadian GAAP, such costs are amortized over their estimated useful lives.

vi) Dilution gains on development stage subsidiaries are not reported in income under SEC accounting requirements.

vii) Under US GAAP, certain acquisition-related restructuring costs are expensed as incurred and are not included as part of the cost of acquisitions.

viii) Under US GAAP, investments in securities that are considered to be available for sale are to be reported at fair market value. Unrealized holding gains and losses on securities considered available for sale are recorded as a component of comprehensive income until realized. A decline in the fair value of securities available for sale that is considered other than temporary in nature is to be reported as a component of net income. Under Canadian GAAP, these securities are recorded at cost less any provision for declines in value considered to be other than temporary and related gains or losses are included in income when realized.

ix) The Company has interests in certain jointly controlled entities that are required to be proportionately consolidated in the Company's Canadian GAAP financial statements. For purposes of US GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under US GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities. Summary balance sheets and income statements, along with certain cash flow information, for the Company's joint venture investees are provided in note 5.

(b) The following table presents the effects on the consolidated statements of income of the above differences:

	2002	2001	2000
Net income under Canadian GAAP	**$ 105**	$ 73	$ 110
Adjustments:			
Unrealized gains (losses) on forward foreign exchange contracts	**6**	7	(13)
Unrealized gains (losses) on foreign currency denominated debt	**—**	—	(5)
Deferred start-up and development costs	**(15)**	(13)	(15)
Pension costs	**—**	—	1
Stock options repurchased	**(8)**	(13)	(24)
Write-off of acquired in-process R&D	**—**	—	(1)
Gain from issue of shares by a development-stage subsidiary	**—**	(54)	(37)
Acquisition related restructuring costs	**—**	1	(5)
Impairment of long-term investment	**—**	(2)	—
Income taxes	**7**	7	23
Net income under US GAAP	**$ 95**	$ 6	$ 34
Earnings per share under US GAAP:			
Basic	**$ 0.68**	$ 0.04	$ 0.26
Diluted	**$ 0.66**	$ 0.04	$ 0.26

Under US GAAP, the following consolidated statement of comprehensive income is required:

		2002		2001		2000
Net income under US GAAP	$	95	$	6	$	34
Unrealized gain (loss) on share investments, net of tax		(62)		(62)		77
Foreign currency translation adjustments		—		(1)		2
Comprehensive income (loss)	$	33	$	(57)	$	113

(c) The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under US GAAP. The revised amounts would have been as follows:

		2002		2001
Accounts receivable—trade	$	277	$	273
—other		55		26
Current future tax assets		5		9
Capital assets		707		636
Long-term future tax assets		54		91
Long-term investments		193		254
Goodwill		773		764
Accounts payable—trade		139		140
—other		178		179
Long-term future tax liabilities		32		56
Accumulated comprehensive income		19		61
Additional paid-in capital		90		90
Retained earnings		379		304

(d) For purposes of US GAAP, companies are required to disclose the pro forma impact on certain financial statement balances of acquisitions made during a year. Assuming these acquisitions occurred at the beginning of each respective year it would have increased (decreased) these amounts as noted below:

		2002		2001		2000
Revenues	$	—	$	1	$	159
Net income	$	—	$	—	$	(9)
Earnings (loss) per share	$	—	$	—	$	(0.07)

(e) Under accounting principles generally accepted in the United States, amortization of goodwill and restructuring provisions would be shown as part of income from operations and amortization of goodwill would not be presented on a net-of-tax basis. Earnings per share before amortization of goodwill would not be presented under accounting principles generally accepted in the United States.

ELEVEN-YEAR FINANCIAL SUMMARY

Years ended October 31 (millions of Canadian dollars, except per share data)

	2002	2001	2000	1999
Operating Results				
Revenues	$ 1,792	$ 1,636	$ 1,435	$ 1,183
Operating income before goodwill amortization	212	154	178	154
Operating income before unusual items	212	154	178	154
Net income before unusual items	105	19	73	82
Net income before goodwill amortization	105	116	128	91
Net income	105	73	110	82
Financial Position				
Working capital	301	221	312	82
Capital assets	740	661	598	427
Other long-term assets	1,081	1,060	996	444
Total assets	2,542	2,402	2,372	1,299
Long-term debt	615	553	551	213
Shareholders' equity	1,354	1,243	1,185	669
Capital employed	1,951	1,787	1,619	934
Cash Flow				
Cash from operations	274	152	169	128
Net share capital issued (repurchased)	—	(6)	186	87
Cash dividends paid	10	10	8	6
Capital assets purchased	152	115	135	143
Acquisitions (divestitures)	(7)	15	214	53
Net issue (repayment) of long-term debt	58	(16)	256	17
Per Share Data				
Earnings per share before goodwill amortization	0.75	0.83	1.01	0.78
Earnings per share	0.75	0.52	0.86	0.70
Dividends paid	0.0932	0.0863	0.0788	0.0713
Book value per share	9.63	8.90	8.50	5.62
Price range	25.10–18.48	30.00–16.66	31.90–13.12	17.43–13.76
Weighted average shares outstanding (millions)	140	139	128	117
Statistics and Ratios				
Current ratio	1.71	1.48	1.67	1.24
Long-term debt to equity	0.45	0.45	0.46	0.32
Return on average equity (%)	8	6	12	14
Pre-tax return on capital employed (%)	11	9	14	16
Number of Employees	10,885	10,597	10,379	8,467

1998	1997	1996	1995	1994	1993	1992
$ 1,002	$ 930	$ 819	$ 689	$ 653	$ 663	$ 459
102	114	96	77	60	27	82
123	114	96	77	67	62	59
59	63	50	35	29	24	22
52	68	54	38	37	4	37
44	63	50	35	34	1	35
79	43	91	61	106	121	125
319	252	227	193	163	167	166
366	341	287	228	224	226	224
1,069	938	889	730	724	725	640
191	146	183	139	162	183	196
506	473	418	356	326	290	291
874	759	590	512	470	455	449
104	122	82	74	71	61	52
(12)	(8)	38	(1)	—	—	1
6	5	4	4	3	3	3
94	55	34	30	16	20	18
26	6	70	33	5	8	100
39	38	(32)	40	35	16	18
0.46	0.63	0.50	0.37	0.35	0.04	0.36
0.51	0.58	0.47	0.34	0.32	0.02	0.34
0.0638	0.0563	0.0500	0.0438	0.0400	0.0363	0.0363
4.48	4.19	3.95	3.40	3.11	2.79	2.82
17.25–12.00	17.38–9.35	9.56–5.00	5.00–3.31	3.75–3.00	4.19–2.65	5.25–3.50
113	113	109	104	105	104	103
1.36	1.14	1.32	1.25	1.50	1.60	2.00
0.38	0.31	0.44	0.39	0.50	0.63	0.67
9	14	13	10	11	1	13
15	17	17	15	13	13	15
7,065	6,830	6,670	6,136	5,863	5,930	5,223

BOARD OF DIRECTORS

Clarence J. Chandran C, H

Wendy K. Dobson C, H

William A. Etherington A, C

John R. Evans C, H

Wilfred G. Lewitt H

Robert W. Luba A, C

Mary Mogford C, E, H

John A. Rogers

Nelson M. Sims A, C, E

R. Michael Warren A, C

A Audit Committee
C Corporate Governance & Nominating Committee
E Environment, Health & Safety Committee
H Human Resources & Compensation Committee

EXECUTIVE MANAGEMENT TEAM

Wilfred G. Lewitt
Chairman

John A. Rogers
President and Chief Executive Officer

Robert W. Breckon
Executive Vice-President, Strategy and Corporate Development

Gary W. Goertz
Executive Vice-President, Finance and Chief Financial Officer

James M. Reid
Executive Vice-President, Organization Dynamics

Edward K. Rygiel
Executive Vice-President and President and Chief Executive Officer, MDS Capital Corp.

Alan D. Torrie
Executive Vice-President, Global Markets and Technology

Ronald H. Yamada
Executive Vice-President, MDS Inc.

R. Ian Lennox
Group President and Chief Executive Officer, Pharmaceutical and Biotech Markets

John A. Morrison
Group President and Chief Executive Officer, Healthcare Provider Markets

Andrea C. Bodnar
Senior Vice-President and Chief Information Officer

Peter E. Brent
Senior Vice-President and General Counsel and Corporate Secretary

Mary E. Federau
Senior Vice-President, Talent Development

John D. Gleason
Senior Vice-President, Business Development

Andrew W. Boorn
President, MDS Sciex

Cameron A. Crawford
President, MDS Diagnostic Services

Douglas J. P. Squires
President, MDS Pharma Services

Africa
Johannesburg, South Africa

Asia
Beijing, China
Causeway Bay, Hong Kong
Tokyo, Japan
Taipei, Taiwan
Singapore, Singapore

Europe
Brussels, Belgium
Fleurus, Belgium
Letnany, Czech Republic
Odense, Denmark
Baillet en France, France
Lyon, France
Paris, France
Sophia Antipolis, France
Freiburg, Germany
Hamburg, Germany
Langenfeld, Germany
Munich, Germany
Budapest, Hungary
Milan, Italy
Belfast, Northern Ireland
Oslo, Norway
Krakow, Poland
Bucharest, Romania
Madrid, Spain
Lund, Sweden
Uppsala, Sweden
Geneva, Switzerland
Zurich, Switzerland
Buckinghamshire, United Kingdom
Wokingham, United Kingdom

North America

Canada
Calgary, Alberta*
Edmonton, Alberta*
Burnaby, British Columbia
(plus 79 other British Columbia lab locations)
Vancouver, British Columbia
Winnipeg, Manitoba*
Moncton, New Brunswick*
Mount Pearl, Newfoundland*
Dartmouth, Nova Scotia*
Concord, Ontario
Mississauga, Ontario
Oakville, Ontario
Ottawa, Ontario
Toronto, Ontario
(plus 129 other Ontario lab locations)
Blainville, Quebec
Laval, Quebec
Montreal, Quebec
Pointe-Claire, Quebec*
St. Laurent, Quebec
Sherbrooke, Quebec*
Regina, Saskatchewan
Saskatoon, Saskatchewan

United States
Phoenix, Arizona
Irvine, California
Fort Lauderdale, Florida*
Tampa, Florida
Atlanta, Georgia*
Boston, Massachusetts
Lincoln, Nebraska
Neptune, New Jersey
Poughkeepsie, New York
Durham, North Carolina*
King of Prussia, Pennsylvania
Brentwood, Tennessee
Memphis, Tennessee*
Charlottesville, Virginia
Bothell, Washington

South America
Buenos Aires, Argentina
Santiago, Chile

* joint venture partnership

MDS Inc.
100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsintl.com

Science advancing health

Proxy Form

MDS Inc.
Annual and Special Meeting of Shareholders
to be held on Thursday, March 6, 2003

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned shareholder of MDS Inc. (the "Company") hereby appoints Wilfred G. Lewitt, or, failing him, Peter E. Brent, or, instead of either of them ______________________ as proxy of the undersigned, to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual Meeting of the Shareholders of the Company to be held in Toronto, Ontario, Canada on March 6, 2003 (the "Meeting"), and at any and all adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present. Without limiting the general powers and authority hereby conferred on the proxy, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as follows:

Management recommends a vote FOR the election of directors, FOR the appointment of auditors, FOR the confirmation of the By-law and FOR the renewal of the Shareholder Rights Plan.

1.	Election of Directors	FOR	☐	WITHHOLD	☐
2.	Appointment of Auditors	FOR	☐	WITHHOLD	☐
3.	Resolution confirming By-law No. 1-2002	FOR	☐	AGAINST	☐
4.	Special Resolution renewing the Shareholder Rights Plan	FOR	☐	AGAINST	☐

This proxy will be voted in accordance with the instructions specified. Where no choice is specified, this proxy will be voted FOR the matters referred to above.

This proxy confers discretionary authority for the above-named persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this proxy and any other matter which may properly come before the Meeting.

Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in this form of proxy. Such right may be exercised by striking out the printed names and by inserting in the space provided the name of the person or company to be appointed.

Control No.:

Shareholders are entitled to vote at the Meeting either in person or by proxy. If the shareholder intends to vote by proxy, this form of proxy or another proper form of proxy must be dated and signed by the shareholder or his or her attorney authorized in writing, or if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and returned in the envelope provided to the Company's transfer agent and registrar, CIBC Mellon Trust Company, at least two business days prior to the Meeting, or any adjournment thereof. If this proxy is not dated, it will be deemed to be dated on the date upon which it was mailed to the Company.

▷ THREE WAYS TO VOTE! SEE REVERSE ▷

Dated this ______ day of ________________, 2003.

____
Signature of Shareholder /Authorized Officer

____
Name of Shareholder (Please PRINT clearly)

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Science advancing health

Electronic Documents Now Available

MDS Inc. is pleased to offer you electronic documents. Access the information whenever you want, no more waiting for the mail. If this suits your needs, we encourage you to take advantage of this service.

The MDS documents available electronically include:

- Annual Reports (including annual financial statements and management's discussion and analysis)
- Shareholder Reports (including quarterly financial statements)
- Notice of Shareholder Meetings
- Proxy Circulars and proxy related materials (when permitted by law)
- Other corporate information

These documents will be available to you on our website at www.mdsintl.com at the same time as they are mailed to other shareholders. Documents relating to the Annual Meeting, including Annual Reports, will be available on the website until the next version is available.

IF YOU WANT TO CONTINUE TO RECEIVE THE COMPANY'S INTERIM REPORTS BY MAIL, PLEASE COMPLETE THE CARD ON THE REVERSE SIDE. ▷

We will notify you when documents will be available on the website by e-mail or other means and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our website, or if MDS so elects, paper copies will be mailed to you.

Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 mg of RAM and Windows 3.1; as well as access to an internet service provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.

YOU CAN CHANGE OR REVOKE THIS CONSENT OR REQUEST A PAPER COPY OF THE DOCUMENTS BY CONTACTING MDS's TRANSFER AGENT OR ITS AUTHORIZED AGENT AT THE LOCATIONS SHOWN ON THE REVERSE.

TO RECEIVE DOCUMENTS ELECTRONICALLY COMPLETE AND MAIL THE FORM BELOW. ▽

✂ DETACH AND RETURN ▽ RETAIN FOR YOUR FILES △

Consent to Receive Documents Electronically

To receive documents electronically through MDS's electronic delivery service, complete this form and return it as indicated.

I have read and understand the above and consent to receive the MDS documents listed above electronically in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on MDS's website. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

PRINT Shareholder Name: ______________________________

PRINT Shareholder E-mail Address: ______________________________

CONTACT PHONE NUMBER: ______________________________
(Please note: We will contact you by phone only if there is a problem with your e-mail address.)

Shareholder Signature ______________________________ Date ________

The information provided above is confidential and will not be used for any purpose other than that described.

Notes

- This proxy must be signed by a shareholder or his or her attorney duly authorized in writing . If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
- If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.
- Some shareholders may own shares as both a Registered Shareholder and as a Beneficial Shareholder, in which case, you may receive more than one Proxy Circular and will need to vote separately as a Registered Shareholder and as a Beneficial Shareholder. Beneficial Shareholders may be forwarded either a proxy already signed by the Intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own. Beneficial Shareholders should follow instructions for voting conveyed to them by their Intermediaries.
- If a share is held by two or more persons any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.
- All shareholders should refer to the accompanying Proxy Circular for further information regarding completing and use of this proxy and other information pertaining to the meeting.
- If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Company.
- Each shareholder who is unable to attend the meeting is respectfully requested to vote either by Mail, Internet or Telephone.

MDS now offers up to three ways to cast your vote:

by Mail, or by Internet (from anywhere in the word), or by Phone (in North America). Choose whichever method is easiest for you.

Voting Instructions

VOTE BY MAIL

To vote by mail from anywhere in the world:

1. Complete the front of this form
2. Sign and return the form in the enclosed envelope

Or vote by Internet or Telephone.
It's fast, convenient and your vote is immediately confirmed!

VOTE BY INTERNET

To vote by internet from anywhere in the world:

1. Go to the website www.proxyvoting.com/MDS
2. Follow the instructions on the screen
3. You will be required to enter the 13-digit Control Number located on the front of this form

VOTE BY TELEPHONE

To vote by phone from Canada or the United States:

1. Using a touch-tone phone, call toll free 1-877-290-3210
2. Follow the voice instructions
3. When prompted, enter the 13-digit Control Number located on the front of this form

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MDS Science advancing health

Supplemental Mailing Card

MDS Inc. regularly provides full information to the media on the day its quarterly financial results are announced and posts the press releases on its website www.mdsintl.com.

If you want to continue to receive the Company's Interim Reports by mail, please complete the card below and return it to CIBC Mellon Trust Company. NOTE: French versions of the Interim Reports are only available electronically.

If this card is not returned, we will assume you no longer require the printed reports. You will, however, continue to receive the Annual Report and associated proxy materials.

TO RECEIVE DOCUMENTS ELECTRONICALLY COMPLETE AND MAIL THE FORM ON THE REVERSE SIDE. ▷

✂ DETACH AND RETURN ▽

RETAIN FOR YOUR FILES △

Complete to Receive Interim Reports by mail

Please PRINT:

Shareholder Name: ____________________

Address: ____________________

City: ____________________ Prov/State: ____________________

Country: ____________________ Postal/Zip Code: ____________________

Shareholder Signature ____________________ Date __________

NOTE: This card will be mailed each year, and shareholders must return this card each year to remain on the Interim Financial Statement mailing list. You may change your instructions in this regard at any time by contacting CIBC Mellon Trust Company at 1-800-387-0825.

MDS INC. TRANSFER AGENTS

In Canada
CIBC Mellon Trust Company
Attention: Proxy Department
PO Box 12005 STN BRM B
Toronto, ON
M7Y 2K5

In the United States
CIBC Mellon Trust Company
PO Box 32718
Detroit, MI
48232-9890

Tel: 1-800 -387-0825 or (416) 643-5500
Fax: (416) 368-2502

CIBC Mellon Trust Company | CIBC Mellon

February 13, 2003

MDS Inc.
100 International Boulevard
Toronto, ON M9W 6J6

Dear Sirs:

RE: MDS INC.

The following material(s) were sent by prepaid mail to all registered shareholders of the above-mentioned Company on February 13, 2003.

- X Proxy
- X Notice of Meeting/Information Circular
- X MD & A
- X Annual Report for the Fiscal Year Ended October 31, 2002
- X Annual Financial Statement for the Fiscal Year Ended October 31, 2002

However, we have not mailed material(s) to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

(Signed)

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\L_MDS